

WELLSFORD REAL PROPERTIES, INC.

Annual Report 2001

PERSPECTIVE: THE ABILITY TO VIEW A SITUATION OR EVENT IN ITS HISTORICAL OR RELATIVE IMPORTANCE.

CORPORATE PROFILE

The Company is a real estate merchant banking firm organized in 1997 and headquartered in New York City which acquires, develops, finances and operates real estate properties and organizes and invests in private and public real estate companies. Currently it has two offices and 15 employees.

Risks Associated with Forward-Looking Statements: This annual report, together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following, which are discussed in greater detail in the "Risk Factors" section of the Company's registration statement on Form S-3 (file No. 333-73874) filed with the Securities and Exchange Commission ("SEC") on December 14, 2001, as may be amended, which is incorporated herein by reference: general and local economic and business conditions, which will, among other things, affect demand for commercial and residential properties, availability and credit worthiness of prospective tenants, lease rents and the availability and cost of financing; ability to find suitable investments; competition; risks of real estate acquisition, development, construction and renovation including construction delays and cost overruns; ability to comply with zoning and other laws; vacancies at commercial and multifamily properties; dependence on rental income from real property; adverse consequences of debt financing including, without limitation, the necessity of future financings to repay debt obligations; inability to meet financial and valuation covenants; inability to repay financings; risks of investments in debt instruments, including possible payment defaults and reductions in the value of collateral; uncertainty pertaining to the WFC Certificates, including scheduled interest payments, the ultimate repayment of principal, adequate insurance coverages, the ability of insurers to pay claims and effects of changes in ratings from Standard & Poor's and Fitch; risks of subordinate loans; risks of leverage; risks associated with equity investments in and with third parties; availability and cost of financing; interest rate risks; demand by prospective buyers of condominium and commercial properties; inability to realize gains from the real estate assets held for sale; lower than anticipated sales prices; inability to close on sales of properties under contract; illiquidity of real estate investments; environmental risks; and other risks listed from time to time in the Company's reports filed with the SEC. Therefore, actual results could differ materially from those projected in such statements.

	Inception	*December 31,*				
Dollars in thousands, except per-share data	*May 30, 1997*	*1997*	*1998*	*1999*	*2000*	*2001*
Assets by Strategic Business Units ("SBU")						
Total commercial space	0.9 *million sf*	2.5 *million sf*	5.2 *million sf*	5.5 *million sf*	5.4 *million sf*	4.1 *million sf*
Total loans receivable outstanding	$ 42,800	$105,632	$124,706	$ 37,260	$ 37,824	$ 34,785
Total apartment units owned for rental operations	–	456	1,104	1,104	896	1,320
Total apartment units classified as available for sale	–	–	–	–	128	23
Total condominium units sold	–	–	–	–	–	105
Total consolidated assets	$113,480	$249,974	$384,971	$366,331	$ 375,770	$ 345,838
Total enterprise assets*	$113,480	$441,892	$862,208	$903,669	$1,194,153	$1,855,244
Shareholders' equity	$ 48,070	$181,158	$231,625	$229,691	$ 215,983	$ 178,079
Equity per common share		$ 21.32	$ 22.32	$ 23.90	$ 25.86	$ 27.80
Number of common shares outstanding		8.5 *million*	10.4 *million*	9.6 *million*	8.4 *million*	6.4 *million*
Equity by SBU						
Wellsford/Whitehall	$ 24,689	$ 44,780	$ 69,531	$ 79,709	$ 82,876	$ 57,780
Wellsford Capital	$ 10,372	$ 89,145	$153,372	$116,993	$ 103,888	$ 92,269
Wellsford Development	$ 15,463	$ 18,691	$ 17,105	$ 27,433	$ 29,472	$ 29,839
Other – Corporate	$ (2,454)	$ 28,542	$ (8,383)	$ 5,556	$ (253)	$ (1,809)
Revenues, including income from joint ventures and gains on sale of investments		$ 9,185	$ 29,978	$ 40,392	$ 35,006	$ 46,057
Expenses, including minority interest		$ 3,919	$ 17,684	$ 29,581	$ 26,247	$ 46,703
Income tax expense		$ 2,213	$ 2,850	$ 1,950	$ 1,430	$ 699
Convertible Trust Preferred Securities distributions, net of tax benefits		$ –	$ –	$ –	$ 861	$ 1,380
Net income (loss)		$ 3,053	$ 9,444	$ 8,861	$ 6,468	$ (2,725)
Net income (loss) per common share, basic		$ 0.36	$ 0.95	$ 0.86	$ 0.76	$ (0.38)
Net income (loss) per common share, diluted		$ 0.35	$ 0.93	$ 0.86	$ 0.76	$ (0.38)
Weighted average number of common shares outstanding, basic		8.5 *million*	9.9 *million*	10.3 *million*	8.5 *million*	7.2 *million*
Weighted average number of common shares outstanding, diluted		8.7 *million*	10.2 *million*	10.3 *million*	8.5 *million*	7.2 *million*
Net cash flow per common share, basic **		$ 0.46	$ 1.62	$ 1.89	$ 2.21	$ 0.46
Net cash flow per common share, diluted **		$ 0.46	$ 1.58	$ 1.89	$ 2.21	$ 0.46

All share and per share amounts have been adjusted for the impact of the one for two stock split in June 2000.

* *Enterprise assets represent the consolidated assets of the Company, adjusted to include the aggregate assets of two of its joint venture investments; Second Holding Company, LLC and Wellsford/Whitehall Group, L.L.C.*

** *The Company considers Net Cash Flow to be an important measure of its performance, to be considered in addition to Net Income, predicated on Generally Accepted Accounting Principles. Net Cash Flow, for the Company's purposes, represents Net Income as prescribed by Generally Accepted Accounting Principles, plus depreciation and amortization on real estate assets, the provision for impairment, share of depreciation and amortization from unconsolidated partnerships and joint ventures, offset by accumulated depreciation and recovery of impairment provisions on assets sold. Included in such cash flow is the Company's share of undistributed cash retained by the unconsolidated partnerships and joint ventures for continuing investment in lieu of future fundings as well as cash obtained from gains on sales of properties. Net Cash Flow should not be considered a replacement for Net Income as an indicator of the Company's operating performance and is not necessarily indicative of cash available to fund cash needs.*

DEAR FELLOW SHAREHOLDERS:

This letter has been the most challenging to compose since we began writing them in 1992, when we were operating as Wellsford Residential Property Trust. But, with 30 years of real estate experience including ten years of public market operations, we believe that we have developed a "sense of perspective" or a capacity to judge the importance of things in an historical or relative context.

While an oversupply of real estate is not to blame for the nation's recessionary environment, our industry remains vulnerable to a contracting economy. Shareholders must remember that real estate utilization is essentially a derived demand. Apartment demand is primarily a function of household formation, which changes as a result of marriages, divorces, births and deaths; suburban office demand is primarily a function of job formation in professional, technical, managerial, and administrative occupations. Also in 2001 with the Federal Reserve lowering interest rates 11 times, we witnessed strong single-family sales that drew renters into homes, and the loss of 1.5 million jobs, which increased office vacancies. It is with this prologue that we begin our 2001 Annual Report.

You may recall that we had set three primary goals for the Company in the Year 2001. Specifically, we were to continue property sales if we could obtain satisfactory prices, initiate an expense reduction program, and if appropriate, redeem additional common shares while maintaining liquidity.

During the year we sold $187 million of properties, approximately 93% of our targeted objective. Very few of the sales occurred in the fourth quarter, and this may well be a harbinger for dispositions in 2002.

Canyonland, 1995


CANYON LAND

THE WORD "EXPERIENCE" IS LIKE A SHRAPNEL SHELL AND BURSTS INTO A THOUSAND MEANINGS. *George Santayana*

Monster Slayer, 1997



In June we redeemed approximately 2,000,000 common shares for $36.6 million at an average price of $18.10 per share. Thus, over the last three calendar years, 1999 through 2001, the Company has repurchased over 4,000,000 shares, or approximately 39% of our common shares outstanding, at an average price of $17.12 per share. As importantly, we ended 2001 with approximately the same net cash balances with which we started the year: $36 million, after retiring $12 million of corporate obligations.

After a thorough review of our general and administrative overhead in relation to our current investments, we instituted a variety of cost saving measures, which on a stabilized basis, should lead to an approximate 19% decrease in cash expenses. In December, Edward Lowenthal, President and CEO, and Rodney Du Bois, Vice-Chairman, announced their retirements, as of March 31, 2002 and December 31, 2001, respectively. I will assume the role of CEO and President after Edward's departure. Edward was the co-founder of the Company and its predecessors and my partner for over 20 years. Over these past two decades, he has worked unstintingly on behalf of all shareholders, joint venture partners, and employees. We will miss Edward and Rodney's day-to-day efforts, but with both of them continuing as members of the Board of Directors, we will be able to call upon them for their seasoned judgment and experience.

Annual net income and cash flow per share in 2001 were $0.11 per share and $0.95 per share, respectively, before a $3.5 million restructuring charge or $0.49 per share (or a net loss of $0.38 per share and positive cash flow of $0.46 per share). These results have been impacted by asset sales, share repurchases, decreased occupancy levels which reduced rental income and impairment provisions on certain assets in the Wellsford/Whitehall portfolio. Interestingly, the share repurchase discussed above increased equity per common share by 7.5% from $25.86 to $27.80 per share. Our mix of assets is changing with more liquid, investment grade financial assets increasing and less liquid, real property assets decreasing. While the former are generally safer investments, they also produce lower yields.

WELLSFORD DEVELOPMENT

Palomino Park is our five phase, luxury residential apartment project situated in a Denver, Colorado suburb which originally was approved for the development of 1,800 apartments and where we have constructed 1,448 units to date.

During 2001, we were engaged in three separate, but simultaneous activities: renting, constructing and selling condominiums.

At year-end, we were operating 760 rental units (at Blue Ridge and Red Canyon), had completed construction and were in the initial lease-up of 424 units (at Green River) and had sold 105 condominium units (of the 264 apartments at Silver Mesa) for $ 21.9 million. Our assessment of risk, based on deteriorating market conditions, led us to "moth-ball" the fifth phase (Gold Peak), and thus hold for future development, land for potentially 352 units.

At December 31, 2001, Denver's market-wide rental apartment vacancy rate reached an 11-year high and significant rental concessions were being offered in the market generally. Concomitantly, the combined average annual occupancy for Blue Ridge and Red Canyon decreased to 88.9% as compared to 92% the previous year. Occupancy was 81% at December 31, 2001. While we sold fewer condominium units in 2001 than were budgeted, lower mortgage interest rates helped us maintain the price per square foot that we had projected. Looking forward into 2002, we have two objectives: to increase occupancies in our rental properties and to continue condominium sales at Silver Mesa.

NOW THE 'STATESMAN'... CONNOTES A MAN WHOSE MIND IS ELEVATED SUFFICIENTLY ABOVE THE CONFLICT... TO ADOPT A COURSE OF ACTION WHICH TAKES INTO ACCOUNT A GREATER NUMBER OF INTERESTS IN THE PERSPECTIVE OF A LONGER PERIOD OF TIME.

Walter Lippman

Tse Bi Dahi, 1989



AGE AFFECTS HOW PEOPLE EXPERIENCE TIME... *Edward T. Hall*

City of Rocks, 1989



WELLSFORD CAPITAL

At year-end, Second Holding Company, LLC, our 51% owned finance affiliate, held $925 million of floating rate, investment grade debt securities, up from $190 million the previous year, 90% of which was AA and AAA rated. Acceptable investments included not only securities collateralized by real estate, but also a variety of other asset-backed debt instruments.

This venture holds $24.8 million of Mortgage Pass-Through Certificates, Series 2001-WTC, collateralized by interests in four buildings destroyed at the World Trade Center on September 11th. GMAC Commercial Mortgage Corporation, the master servicer of this issue, has stated that the property and casualty insurance obtained in connection with this bond issue does not exclude acts of terrorism and that the insurance is from a consortium of 22 large insurers. A worst case analysis, assuming a total loss of principal, would indicate WRP's pro rata exposure for these bonds at $12.68 million pre-tax and approximately $7.6 million after tax.

Our mezzanine loans continue to perform as we are current on all collections. Construction is progressing at Fordham Tower, a 50 story, 244 unit, luxury residential condominium being erected on Chicago's near north side, where we hold a mezzanine loan with a pension client of Prudential Financial, Inc.

The planned disposition program of the six remaining Value Property Trust properties has been continuing and during 2001 we sold four buildings totaling $18.6 million.

WELLSFORD CAPITAL *(continued)*

WRP owns approximately 22% of Reis, Inc., a real estate market data and decision analytics company, which delivers proprietary information to the desktops of almost 6,000 commercial real estate professionals at 150 firms via the Internet. Reis has expanded its data collection efforts to cover 80 metropolitan markets, up from 50 markets two years ago.

Unlike many technology- and information-related companies which commenced operations and were capitalized during the 1998 to 2000 boom, Reis has been in business for over 20 years and earns revenues from its customer base which include the leading commercial and investment banks, insurance companies, pension funds, REITs, and real estate brokerage firms. These institutions subscribe to Reis not only for its up-to-date market trends and forecasts, but also for information on the performance of competing properties, to assist in buy, sell, hold, or finance decisions.



I KNOW THAT YOU, LADIES AND GENTLEMEN, HAVE A PHILOSOPHY... AND THAT THE MOST INTERESTING AND IMPORTANT THING... IS THE WAY IN WHICH IT DETERMINES THE PERSPECTIVE IN YOUR SEVERAL WORLDS. *William James*

El malpais, 1997



CHARACTER WANTS ROOM; MUST NOT BE CROWDED... NOR BE JUDGED FROM GLIMPSES... IT NEEDS PERSPECTIVE, AS A GREAT BUILDING. *Ralph Waldo Emerson*

San Gregorio de Abo, 1997



WELLSFORD/WHITEHALL

At year-end, Wellsford/Whitehall owned and operated 35 properties primarily in the northern New Jersey, Boston, and Columbia, Maryland suburbs. These properties aggregate 3.9 million SF and we are seeking various permits, which would allow for an additional 600,000 SF of development. We sold 11 properties for $146 million and made no new acquisitions except for $21 million of assets to complete tax-free exchanges. This included the sale of our largest challenge, the unoccupied Pointview complex, located in Wayne, New Jersey to Toys-R-Us. Our share of the impairment loss from Pointview was $5,972,000 or $0.82 per common share.

The balance sheet of this venture has been strengthened in three ways: by the contribution of $56 million of additional equity from WRP and Whitehall, the conversion of $19 million of preferred equity into common, and by the refinancing of its master credit facility. The venture's credit facility was increased to $273 million, with another $80 million available for tenant improvements and upon attaining certain leasing objectives.

Leasing was below expectations with 38 new leases executed totaling approximately 556,000 SF at an average gross rent of $27 per SF. This compares to the 900,000 SF leased in year 2000 at essentially the same rent per square foot. Of the three markets in which we operate, by far the most challenging for 2002 will be Boston. The demise of start-up technology companies has impacted the market in general, and competing landlords with empty space are cutting their rents significantly.

The Venture has identified three buildings aggregating 772,000 SF, one in Boston and two in New Jersey, which it intends to convert from single to multi-tenant structures to enhance their marketability in 2002.

In 2002, Wellsford/Whitehall will continue marketing selected properties for sale.

CONCLUSION

While resilience is one of the long-term characteristics of the United States economy, in the near-term we are witnessing significant uncertainty. For those of you who remember the oil embargo of 1973 to 1974, the stagflation of 1977 to 1978, the default of sovereign borrowers and the savings and loan debacle of the early and late 1980's, respectively, and the Russian ruble and Long-term Capital Management "meltdowns" in the late 1990's, the United States economy has a way of bouncing back.

The key for the survivors has been liquidity and credibility in the capital markets. As witnesses to these events, your management intends to heed what history attempts to teach us. We believe that the Company and our shareholders are better served by demonstrating patience in these times and increasing liquidity and retiring debt will be our continuing dual goals.

This is our perspective and our operating and investment decisions flow from these views.

Jeffrey H. Lynford
Chairman, President and CEO

HISTORY INFORMS US OF PAST MISTAKES FROM WHICH WE CAN LEARN WITHOUT REPEATING THEM. IT ALSO INSPIRES US AND GIVES CONFIDENCE AND HOPE BRED OF VICTORIES ALREADY WON. *Judge William Hastie*

Monument Valley, 1995



FINANCIAL TABLE OF CONTENTS

SUMMARY OF PROPERTIES OWNED

Wellsford/Whitehall

As of December 31, 2001, Wellsford/Whitehall owned and operated 35 properties (primarily office properties), totaling approximately 3,905,000 square feet. The following table sets forth certain information related to these properties at December 31, 2001:

Property	Type	Location	Leasable Building Square Feet	Year Constructed/ Rehabilitated	Occupancy	Encumbrance
Operating Properties – Office						
Greenbrook Corporate Center	Office	Fairfield, NJ	201,000	1987	97%	(A)
300 Atrium Drive	Office	Somerset, NJ	147,000	1983	100%	(A)
400 Atrium Drive*	Office	Somerset, NJ	355,000	1985	59%(B)	(A)
500 Atrium Drive	Office	Somerset, NJ	169,000	1984	95%	(A)
700 Atrium Drive	Office	Somerset, NJ	181,000	1985	100%	(A)
Mountain Heights Center #1	Office	Berkeley Hts, NJ	183,000	1968/1986/1998	97%	(A)
Mountain Heights Center #2	Office	Berkeley Hts, NJ	123,000	1968/1998/2000	100%	(A)
Garden State Exhibit Center	Flex	Somerset, NJ	82,000	1968/1989	N/A	(A)
60/74 Turner Street	Office/Land	Waltham, MA	16,000	1970	100%	(A)
333 Elm Street	Office	Dedham, MA	48,000	1983	69%	(C)
Dedham Place	Office	Dedham, MA	160,000	1987	14%	(C)
128 Technology Center*	Office	Waltham, MA	218,000	1986	0%	(C)
201 University Avenue	Office	Westwood, MA	82,000	1982	100%	(C)
7/57 Wells Avenue	Office	Newton, MA	88,000	1982	93%	(C)
75/85/95 Wells Avenue	Office	Newton, MA	242,000	1976/1986	92%	(C)
180/188 Mt Airy Road	Office	Basking Ridge, NJ	104,000	1980	95%	(A)
377/379 Campus Drive*	Office	Franklin Twp, NJ	199,000	1984	0%(D)	(A)
105 Challenger Road	Office	Ridgefield Park, NJ	147,000	1992	100%	(A)
150 Mt. Bethel Road	Office/Flex	Warren, NJ	129,000	1981	59%	(E)
One Mall North	Office	Columbia, MD	97,000	1978/1998	77%	(E)
Crossroads	Office	Owings Mills, MD	32,000	1988	45%	(E)
Oakland Ridge	Flex	Columbia, MD	144,000	1972	18%(F)	(E)
Airport Park	Office	Hanover Twp, NJ	96,000	1979	86%	(E)
Subtotal – Operating Properties	Office		3,243,000		69%	
Operating Properties – Retail						
Essex	Retail	Essex, MD	10,000	2000	100%	(E)
Pennsauken	Retail	Pennsauken, NJ	12,000	2001	100%	(E)
Runnemeade	Retail	Runnemeade, NJ	12,000	2001	100%	(E)
Wetumpa	Retail	Wetumpa, AL	10,000	2000	100%	(E)
Richmond	Retail	Richmond, VA	10,000	2001	100%	(E)
Decauter	Retail	Decauter, GA	10,000	2001	100%	(G)
Subtotal – Operating Properties	Retail		64,000		100%	
Subtotal – Operating Properties	All Types		3,307,000		69%	
Properties Under Renovation						
117 Kendrick Street	Office	Needham, MA	211,000	1963/2000	84%	(A)
600 Atrium Drive	Land	Somerset, NJ	N/A	(H)	–	(G)
Airport Park	Land	Hanover Twp, NJ	N/A	(H)	–	(G)
401 North Washington	Office	Rockville, MD	248,000	1972	70%	(A)
79 Milk Street	Office	Boston, MA	65,000	1920/1998	54%	(A)
24 Federal Street	Office	Boston, MA	74,000	1921/1997	67%	(A)
Subtotal – Properties Under Renovation			598,000		73%	
Total/Portfolio Average at December 31, 2001			3,905,000		70%	

(A) Encumbered by the Wellsford/Whitehall GECC Bank Facility.

(B) Leases for approximately 142,000 square feet expired on December 31, 2001; such expiration is reflected in the 59% occupancy rate.

(C) Encumbered by a $66,189,000 mortgage.

(D) AT&T leased 100% of space and paid rent through December 31, 2001, at which time the lease was terminated. Wellsford/Whitehall received a payment from AT&T for this early termination of $3,700,000.

(E) Encumbered by other mortgages.

(F) Expected lease commencement by Wells Fargo in mid-2002.

(G) Unencumbered.

(H) Land zoned for office development.

** Wellsford/Whitehall plans to convert building from single to multi-tenant.*

Wellsford Capital

Wellsford Capital owned the following commercial properties at December 31, 2001; both properties are available for sale:

Property	*Type*	*Location*	*Leasable Building Square Feet*	*Year Constructed/ Rehabilitated*	*Occupancy*	*Encumbrance*
Chestnut Street	Office	Philadelphia, PA	49,953	1857/1990	77%	(A)
Keewaydin Drive	Industrial	Salem, NH	125,230	1973	57%	(A)
Total/Average at December 31, 2001			175,183		62%	

(A) Property is unencumbered.

Wellsford Development

The Company owned the following multifamily properties at December 31, 2001:

Property	*Location*	*Units*	*Year Constructed*	*Occupancy*	*Encumbrance*[A]
Stabilized phases:					
Blue Ridge	Denver, CO	456	1997	80%	$ 32,916,492
Red Canyon	Denver, CO	304	1998	82%	26,034,695
Silver Mesa [B]	Denver, CO	136	2000	60%	13,351,966
Total stabilized phases		896		77%	72,303,153
Phases in lease-up:					
Green River	Denver, CO	424	2001	52%	36,747,451
Total phases in lease-up		424		52%	36,747,451
Total/Average at December 31, 2001		1,320		77%[C]	$109,050,604

(A) Encumbrance balances exclude the Palomino Park Bonds which are secured by each phase. The balance of the Palomino Park Bonds was $12,680,000 at December 31, 2001.

(B) The Silver Mesa phase information excludes units which are available for sale. The occupancy and average rent per unit reflects the status of only the 136 rental units. At December 31, 2001, there were 23 units in available for sale inventory. The Company anticipates releasing 28 units from the rental pool to increase the available for sale inventory during the first quarter of 2002. The encumbrance is on all of the unsold units, including rentals in the phase (aggregating 159 units at December 31, 2001). As individual units are sold, they are released from the Silver Mesa Conversion Loan collateral.

(C) Phases in lease-up not included in 2001 Total/Average occupancy.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this annual report. Capitalized terms used herein have the meanings ascribed to them in the Company's Consolidated Financial Statements and Notes thereto.

SELECTED SIGNIFICANT ACCOUNTING POLICIES

Management has selected the following accounting policies which it believes are significant in order to understand the Company's activities, financial position and operating results.

Principles of Consolidation and Financial Statement Presentation. The consolidated financial statements include the accounts of Wellsford Real Properties, Inc. and its majority-owned and controlled subsidiaries. Investments in entities where the Company does not have a controlling interest are accounted for under the equity method of accounting. These investments are initially recorded at cost and are subsequently adjusted for the Company's proportionate share of the investment's income (loss), additional contributions or distributions. Investments in entities where the Company does not have the ability to exercise significant influence are accounted for under the cost method. All significant inter-company accounts and transactions among Wellsford Real Properties, Inc. and its subsidiaries have been eliminated in consolidation.

The consolidated financial statements include the assets and liabilities contributed to and assumed by the Company from the Trust, from the time such assets and liabilities were acquired or incurred, respectively, by the Trust. Such financial statements have been prepared using the historical basis of the assets and liabilities and the historical results of operations related to the Company's assets and liabilities.

Real Estate and Depreciation and Amortization. Costs directly related to the acquisition, development and improvement of real estate are capitalized, including interest and other costs incurred during the construction period. Ordinary repairs and maintenance are expensed as incurred.

Tenant improvements and leasing commissions related to commercial properties are capitalized and amortized over the terms of the related leases. Costs incurred to acquire investments in joint ventures are capitalized and amortized over the expected life of the related assets. Additional amortization is charged as assets are sold in cases where the joint venture would cease to exist when all assets are sold or otherwise disposed of. Depreciation is computed over the expected useful lives of depreciable property on a straight-line basis, principally 27.5 years for residential buildings and improvements, 40 years for commercial properties and three to twelve years for furnishings and equipment.

The Company reviews its real estate assets, investments in joint ventures and other investments (collectively its "long-lived assets") for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Real Estate – Residential Units Available for Sale. The Company's residential units available for sale are recorded at the lower of historical cost or market value based upon current conditions. As units are sold, the cost of each unit is charged to cost of sales based upon its relative sales value.

Mortgage Note Receivable Impairment. The Company considers a note impaired if, based on current information and events, it is probable that all amounts due, including future interest, payable under the note agreement are not collectable. Impairment is measured based upon the fair value of the underlying collateral.

SELECTED SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Recognition. Commercial properties are leased under operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Residential communities are leased under operating leases with terms of generally six to 14 months. Rental revenue is recognized monthly as it is earned. Interest income is recorded on an accrual basis over the life of the loan. Sales of real estate assets are recognized at closing, subject to receipt of down payments and other requirements in accordance with applicable accounting guidelines.

Income Taxes. The Company accounts for income taxes under SFAS 109 "Accounting for Income Taxes." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are estimated to be in effect when the differences are expected to reverse. Valuation allowances with respect to deferred income tax assets are recorded when deemed appropriate and adjusted based upon periodic evaluations.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESULTS OF OPERATIONS

The accompanying consolidated financial statements include the assets and liabilities contributed to and assumed by the Company from the Trust, from the time such assets and liabilities were acquired or incurred, respectively, by the Trust. Such financial statements have been prepared using the historical basis of the assets and liabilities and the historical results of operations related to the Company's assets and liabilities.

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

Rental revenue decreased $4,913,000. This decrease is primarily due to the sale of five properties that were in operations for substantially the full year of 2000 offset by a new operational rental phase at Palomino Park. Reductions from the sale of one of the VLP properties in December 2000, two during January 2000 and one during May 2001 (a fifth property was sold in December 2001 but was in operations for the full year) resulted in a reduction in rental revenue of $4,078,000. These properties are part of the Wellsford Capital SBU. The disposition of the Sonterra at Williams Centre property ("Sonterra") in the Wellsford Development SBU during November 2000 accounted for a decrease of $2,395,000. These reductions were offset by the commencement of operations of the Silver Mesa rental units, which were included in operations for the full year in 2001 and only three months during 2000 (an increase of $1,632,000).

Revenues from the sales of 105 Silver Mesa condominium units and the related cost of sales from such units were $21,932,000 and $19,364,000, respectively. Sales commenced in February 2001.

Interest revenue decreased by $1,082,000. This decrease is primarily due to interest earned on loans outstanding for all or a portion of 2000 and repaid in the latter part of 2000 or during 2001 ($1,279,000), lower interest revenue earned on cash due to lower interest rates and lower average cash balances during 2001 ($206,000) and lower interest earned on variable rate based mortgages receivable due to the reduction of interest rates over the course of 2001 ($115,000). Such amounts are partially offset by new loans made in late 2000 and during 2001 ($528,000).

Fee revenue decreased $68,000. Of this balance, fees from Wellsford/Whitehall related activities decreased $298,000 as the 2000 period includes $600,000 of fees for the Company's role as managing member under the prior Wellsford/Whitehall Operating Agreement. Under the Amendments, the Company now earns fees payable by Whitehall from sales by Wellsford/Whitehall and certain asset purchases by the New Venture. Such amended fees were $388,000 during 2001 and $86,000 during 2000. Additionally, the Company earned $217,000 of management fees for its role in the Second Holding investment and $13,000 from fees earned on the modification of the Patriot Loan, both of which are in the Wellsford Capital SBU.

Property operating and maintenance expense decreased $559,000. This decrease is due to the sale of Sonterra ($659,000) and four of the VLP properties as noted above ($608,000), offset by full year operations from the Silver Mesa rental units ($361,000), increased operating expenses at the other operational properties principally from increased insurance costs ($263,000) and increased period costs for the available for sale Silver Mesa units ($84,000).

Real estate taxes decreased $559,000. This decrease is due to the sale of four VLP properties noted above ($434,000) and the sale of Sonterra ($283,000), offset by full year operations from the Silver Mesa rental units ($90,000) and increases at the other Palomino Park phases ($68,000).

Depreciation and amortization expense increased ($340,000). This increase is primarily due to additional amortization of deferred costs attributable to asset sales at Wellsford/Whitehall ($1,431,000), full year depreciation of the Silver Mesa rental units ($518,000) and additional depreciation of corporate furniture, fixtures and equipment ($185,000), offset by no current year depreciation expense on the VLP properties, as they are held for sale ($1,101,000), no depreciation on Sonterra in 2001 as it was sold in 2000 ($556,000) and amortization in the prior period attributable to one of the two principals leaving Creamer Vitale Wellsford("CVW") to pursue other employment and the subsequent wind-down of the venture ($145,000).

Property management expenses decreased $242,000. This decrease is primarily attributable to the sale of the four VLP properties ($213,000) and Sonterra ($74,000), partially offset by full year operations from the Silver Mesa rental units ($49,000).

Interest expense decreased $2,720,000. This decrease is attributable to the repayment of the $28,000,000 loan in December 2000, which was cross-collateralized by the VLP properties ($3,083,000), the sale of Sonterra ($982,000), reduced interest rates on other variable rate based debt ($239,000) and declines in the Blue Ridge and Red Canyon mortgage interest from lower outstanding debt balances ($49,000), partially offset by interest incurred on the Silver Mesa Conversion Loan in excess of the prior year ($1,115,000), decreased capitalized interest ($379,000) and interest on draws under the Company's line of credit ($137,000).

General and administrative expenses increased $1,090,000. This increase is due to additional amortization of deferred stock compensation issued during December 2000 and on December 31, 2001 ($671,000) plus increases in wages, health insurance, incentive compensation and general insurance costs.

The restructuring charge in 2001 of $3,527,000 is for costs incurred pursuant to the early retirement of the Company's President and other personnel changes. Such costs are comprised of severance arrangements including the repurchase of stock options and the write-off of unamortized deferred stock compensation. Of the expected aggregate cash payments of $3,466,000, the Company anticipates payments of approximately $2,800,000 by the end of the first quarter 2002 with the remaining accrued balance expected to be paid during the first quarter of 2003. The Company expects general and administrative expenses to be reduced by approximately $800,000 annually as a result of the restructuring.

Gain on sale of investments in 2000 results from the sale of (i) the Sonterra property for a gain of $3,500,000, (ii) the investment in The Liberty Hampshire Company, L.L.C. ("Liberty Hampshire") for a gain of $2,492,000 and (iii) a net gain of $218,000 from the sale of one of the VLP properties ($4,943,000) offset by the impairment recorded on certain of the then remaining VLP assets available for sale ($4,725,000). There were no corresponding gains recorded in the 2001 period, and no additional impairment provision was required.

RESULTS OF OPERATIONS *(continued)*

Income from joint ventures increased $1,318,000. This increase is primarily the result of (i) net gains on the sales of properties of $4,065,000 in the current period from Wellsford/Whitehall (the Company's share of gains of $10,321,000 is offset by the Company's share of impairment provisions of $6,256,000) which was in excess of gains in the prior year's period of $92,000, (ii) increased income from the Fordham Tower construction loan of $276,000 through the Clairborne Prudential program (the Company made this investment in the fourth quarter of 2000) and (iii) prior year net management fee expense related to the Company's role in the Second Holding venture ($182,000). The impairment provision adjustment is the Company's allocable share arising from the change in intended mixed-use of the property from office space, a conference center and residential development to an available for sale headquarters complex in June 2001 and its ultimate sale in September 2001. These increases were partially offset by (i) decreased operating income at Wellsford/Whitehall of $1,281,000, (ii) a current period loss of $164,000 from Second Holding which had income in the prior period of $1,432,000 (as a partner was admitted into the venture in the latter part of 2000 whom is entitled to a cumulative preference on earnings) and (iii) $241,000 of income in the prior period from the investment in Liberty Hampshire which the Company sold in December 2000. The Wellsford/Whitehall investment is in the Commercial Property Investments SBU and the other ventures are in the Debt and Equity Investments SBU.

Minority interest expense increased $216,000, primarily attributable to income from the sale of residential units at Silver Mesa, with no corresponding sales during 2000.

Income tax expense decreased $731,000 because of the Company incurring a loss in the current year. Such loss did not result in a tax benefit because the tax benefit attributable to certain costs of the Company's deferred compensation program, including a portion of the restructuring charge, has been fully reversed because of the long-term ultimate tax deductibility of such items. This resulted in income tax expense of $699,000 in 2001.

Accrued distributions and amortization of costs on Convertible Trust Preferred Securities, net of income tax benefit, increased $519,000, as these securities were issued in May 2000 and were outstanding for the entire year of 2001.

The decrease in net income per share – basic and diluted of $1.14 per share is attributable to a current year net loss of $2,725,000 whereas in the 2000 period, the Company reported income of $6,468,000, offset by the effect of a lower weighted average number of common shares outstanding in the current period from the repurchase of approximately 1,319,000 shares of common stock during 2000 and 2,021,000 shares of common stock during 2001. The effect of the 2001 share repurchases resulted in a $0.05 per share increase in net loss per share, basic and diluted, excluding the impact of lost interest income on cash used for such repurchases.

Comparison of the year ended December 31, 2000 to the year ended December 31, 1999

Rental revenue increased by $807,000. This increase is primarily due to three months of operations during 2000 for the Silver Mesa rental phase which was put into service on October 1, 2000 ($592,000) and increased rental revenues on the VLP properties ($552,000), partially offset by a reduction in the rental income on the Sonterra property from 10.5 months of income in 2000 as it was sold in November 2000 ($224,000).

Interest revenue decreased by $6,039,000. This decrease is primarily the result of decreased lending activity by the Wellsford Capital SBU starting in the second half of 1999 and continuing in 2000 with loans being repaid in part or in full during 1999 and 2000 ($7,063,000) and decreased interest income from investments contributed to Second Holding in 1999 ($653,000), partially offset by new investments in 2000 and investments held for a longer period during 2000 than in 1999 ($1,384,000) and increased income on cash and cash equivalents in 2000 from higher interest rates and greater outstanding balances ($229,000).

Fee revenue increased by $86,000. This increase is a result of fees payable to the Company from the purchase of two office properties by a Whitehall affiliate.

Property operating and maintenance expense increased by $323,000. This increase is primarily due to three months of operations for an asset put into service during 2000 (Silver Mesa) plus an increase in Denver office overhead costs directly charged to operations in 2000.

Real estate taxes increased by $64,000. This increase is primarily due to three months of operations for an asset put into service during 2000 (Silver Mesa) and an increase in taxes at certain properties during 2000.

Depreciation and amortization decreased by $1,187,000. This decrease is due to (i) the write-down of the CVW asset by $912,000 to its then estimated fair value in 1999, (ii) increased amortization during 1999 associated with the Company's deferred financing costs of $680,000 and (iii) 10.5 months of depreciation on the Sonterra property, which was sold, of $76,000, partially offset by additional depreciation on the VLP properties of $225,000, increased amortization of $145,000 attributable to one of the two principals leaving CVW to pursue other employment and the subsequent wind-down of the venture in 2000, and three months of depreciation on an asset put into service during 2000 (Silver Mesa) of $173,000.

Property management expense increased $125,000. This increase is primarily due to three months of operations for an asset put in service during 2000 (Silver Mesa) and additional fees on the VLP properties during 2000.

Interest expense decreased by $2,323,000. This decrease is primarily due to (i) interest on higher average borrowing balances under the Company's credit facilities in 1999 than in 2000 ($2,038,000), (ii) additional capitalized interest due to a higher average construction in progress balance in 2000 ($919,000) and (iii) only 10.5 months of interest on the Sonterra property mortgage before it was assumed by the buyer at the time the property was sold ($151,000), partially offset by an increase in expense from variable rate debt ($462,000), the write-off of unamortized deferred financing costs on the VLP debt in December 2000 ($247,000) when the related debt was prepaid and three months of interest for an asset put into service during 2000 (Silver Mesa) ($122,000).

General and administrative expenses decreased by $349,000. This decrease is primarily due to a decrease in professional fees of $264,000, charitable contributions of $232,000 and other corporate expenses across all expense categories of $194,000, offset by increases in compensation and benefits of $341,000.

Gain on sale of investments in 2000 results from the sale of (i) the Sonterra property for a gain of $3,500,000, (ii) the investment in Liberty Hampshire for a gain of $2,492,000 and (iii) a net gain of $218,000 from the sale of one of the VLP properties ($4,943,000) offset by the impairment recorded on certain of the remaining VLP assets available for sale ($4,725,000).

Income from joint ventures decreased by $6,375,000. This decrease is primarily due to the Company's proportionate share of gains of $6,806,000 on the sale of assets from Wellsford/Whitehall in 1999, which was in excess of the 2000 share of gains of $92,000, plus decreases from the Liberty Hampshire/Second Holding joint venture investments ($496,000) and CVW ($456,000), offset by an increase in the Company's proportionate share of Wellsford/Whitehall operating income ($1,206,000) and income from the Fordham Tower construction loan during the fourth quarter of 2000 ($85,000).

The income tax provision decreased $520,000. This decrease is primarily the result of lower pretax income and the utilization of state and local income tax carryforwards.

During the year ended December 31, 2000, the Company repurchased 1,318,732 shares of its outstanding common stock. The effect of these repurchases resulted in a $0.09 per share increase in net income per share – basic and diluted, excluding the impact of lost interest income on cash used for such repurchases.

RESULTS OF OPERATIONS *(continued)*

Income Taxes

The Company has recorded a net deferred tax asset of $5,081,000 as of December 31, 2001 which is included in prepaid and other assets in the accompanying consolidated balance sheets. Such amount is net of a valuation allowance of $18,765,000 and $17,472,000 at December 31, 2001 and 2000, respectively, established with respect to the uncertainty of realizing the benefit of existing net operating loss carryforwards and future tax deductions under deferred compensation arrangements.

At December 31, 2001, the Company has available net operating loss carryforwards of $64,700,000, which will expire between 2007 and 2012. The Company has recorded a deferred tax asset of approximately $7,722,000 or 76% of the total recorded deferred tax asset of $10,085,000 at December 31, 2001, attributable to the tax benefit, after reserves, of a portion of such net operating loss carryforwards. As a result of certain limitations under Section 382 of the Internal Revenue Code, as it applies to the VLP acquisition, the Company may only use $6,200,000 of such loss carryforwards each year. Any amounts not utilized in a year may be carried forward to subsequent years. The deferred tax asset associated with the deferred compensation deductions has been fully reserved because of the expected timing of the deductibility of such items. The majority of the remaining $2,263,000 asset is expected to be realized in 2002 or 2003 upon the sale of the remaining two VLP assets and the scheduled payments of certain severance accruals.

During the year, the Company increased its valuation allowance by $1,292,000 principally as a result of additional deferred compensation costs, the tax benefit of which was fully reserved. In order to realize the recorded deferred tax asset, the Company would have to realize approximately $28,500,000 of taxable income by 2007 and 2012 when the majority of the net operating loss carryforwards expire. The Company expects to be able to meet these amounts based upon the expected taxable income levels from recognition of existing deferred taxable income and from gains on the sales of properties and other assets.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to meet its short-term liquidity requirements generally through its available cash, sales of properties and distributions of cash from Wellsford/Whitehall, sales of properties in the Wellsford Capital SBU, sales of residential units in the Wellsford Development SBU, cash flow provided by operations and repayments of notes receivable.

The Company expects to meet its long-term liquidity requirements such as refinancing mortgages, financing acquisitions and development, financing capital improvements and joint venture loan requirements, through the use of available cash, repayments of notes receivable at maturity, sales of properties in the Wellsford/Whitehall SBU, the issuance of debt and the offering of additional debt and equity securities. The Company considers its ability to generate cash to be adequate and expects it to continue to be adequate to meet operating requirements both in the short and long terms.

Wellsford/Whitehall expects to meet its liquidity requirements, such as financing additional renovations to its properties and acquisitions of new properties, if any, with available cash, operating cash flow from its properties, financing available under the Wellsford/Whitehall GECC Facility, proceeds from any asset sales and draws from the $10,000,000 commitment of additional financing or preferred equity from the principal owners of Wellsford/Whitehall, if required. At December 31, 2001, the Company and Whitehall each had funded their entire respective capital commitments. The loan commitment, of which the Company's share is $4,000,000, is fully available to Wellsford/Whitehall until December 31, 2003. Cash and cash equivalents were approximately $32,723,000 at December 31, 2001, of which approximately $4,200,000 was distributed to the partners on February 8, 2002 from previously closed sales transactions.

Wellsford/Whitehall has agreed to maintain certain tax indemnities for one of the joint venture partners relating to assets acquired from this partner in 1998. This indemnity was preserved during 2001 as the acquisitions of six properties related to the completion of the purchase requirements with respect to properties sold in February and April 2001 as part of tax-free exchanges. Wellsford/Whitehall and the Company will continue to monitor asset sales and debt levels with respect to these tax indemnities.

Second Holding expects to meet its liquidity requirements for purchases of investments with proceeds from the issuance of bonds and medium term notes.

In August 2001, Second Holding purchased an aggregate of $24,825,000 in two classes of Mortgage Pass-Through Certificates, Series 2001 – WTC (the "WTC Certificates") (the Company's share of which is $12,683,000). The WTC Certificates, rated AA and A at issuance, were part of a total bond offering of $563,000,000 which was used to finance the acquisition of the leasehold interest in towers 1 and 2 and buildings 4 and 5 of the World Trade Center in New York City. Subsequent to the events of September 11, 2001 which resulted in the destruction of these buildings, the Company has been informed by GMAC Commercial Mortgage Corporation, the master and special servicer, that the WTC Certificates are not in default. The property casualty and business interruption insurance obtained in connection with the WTC Certificates does not exclude acts of terrorism and such insurance is from a consortium of 22 insurers. As of December 31, 2001, the rating agencies did not change their ratings on the WTC Certificates. The Company believes that the insurance coverage is sufficient to cover Second Holding's investment and that an impairment reserve is not required. Both Second Holding and the Company will continue to evaluate the ultimate collectibility of the principal and interest.

The Company's retained earnings included approximately $1,823,000 of undistributed retained earnings at December 31, 2001 from Second Holding, as such distributions are limited to 48% of earnings.

Recurring and Non-Recurring Capital Expenditures

Wellsford Development

Regarding the Company's Blue Ridge, Red Canyon, Silver Mesa and Green River rental phases, the Company expects to incur approximately $140 per unit in apartment preparation costs from turnover of tenant leases during the year ending December 31, 2002, which will be charged to property operations.

On December 31, 2001, Phase V, the improved 29.8 acre parcel of land zoned for up to 352 units, known as Gold Peak, had a cost basis of approximately $5,400,000. The Company has not determined if it will construct this phase or sell the improved land.

Wellsford Capital

The Company expects to incur approximately $1,583,000 of total capital expenditures with respect to the two remaining VLP properties during 2002. Of this amount $1,154,000 is for required base building work at both properties. Recurring capital expenditures of $429,000 are as follows:

	Amount	*Per Square Foot*
Tenant improvements	$266,000	$6.03
Leasing commissions	163,000	3.70
	$429,000	

LIQUIDITY AND CAPITAL RESOURCES *(continued)*

Wellsford/Whitehall

Wellsford/Whitehall expects to incur approximately $63,300,000 of capital expenditures during the year ending December 31, 2002. Of that amount, Wellsford/Whitehall expects to incur approximately $25,215,000 of non-recurring capital expenditures. This work includes new building developments, asset repositioning through significant upgrades to the base building and amenities and the conversion of three single-tenant structures to multi-tenant use properties. Recurring capital expenditures of $38,085,000 are as follows:

	Amount	Per Square Foot*
Maintenance capital	$ 5,867,000	$ 2.75
Tenant improvements	23,549,000	27.37
Leasing commissions	8,669,000	10.07
	$38,085,000	

* *Per square foot amount represents applicable cost by category for expected square footage to be maintained or leased during the year.*

To the extent that available cash, cash flows from operations, sales and borrowings from financial institutions are not available to finance such capital projects, the Company and Whitehall will be required to provide up to $4,000,000 and $6,000,000, respectively, under the existing agreement with Whitehall.

Other Uses

Restructuring Charge

The Company anticipates payments of approximately $2,800,000 by the end of the first quarter of 2002 in connection with restructuring charges, with the remaining accrued balance expected to be paid during the first quarter of 2003. The Company expects to utilize available cash for these payments.

Capital Commitments

At December 31, 2001, the Company had capital commitments to certain joint venture investments. The Company may make additional equity investments subject to board approval if deemed prudent to do so to protect or enhance its existing investment. At December 31, 2001, capital commitments are as follows:

Commitment	Amount
Wellsford/Whitehall	$ 4,000,000 (A)
Clairborne Prudential equity	10,208,000 (B)

(A) Pursuant to the Agreement, the Company could provide for up to 40% of a $10,000,000 loan to, or preferred equity in, the venture with its joint venture partner. Whitehall committed to fund the remaining $6,000,000.
(B) Capital calls are subject to the Company's approval of such investments.

Stock Repurchase Program

In April 2000, the Company's Board of Directors authorized the repurchase of up to 1,000,000 additional shares of its outstanding common stock. The Company intends to repurchase the shares, from time to time, by means of open market purchases depending on availability of shares, the Company's cash position, the price per share and other corporate matters. No minimum number or value of shares to be repurchased has been fixed. Pursuant to this program, 29,837 shares have been repurchased as of December 31, 2001; none during the year ended December 31, 2001. In addition, during June 2001, the Board of Directors authorized the repurchase of 2,020,784 shares of the Company's common stock at $18.10 per share (aggregating approximately $36,576,000) from an institutional shareholder. Cash used to repurchase such shares came from available working capital.

Resources

In December 1995, the Trust marketed and sold $14,755,000 of tax-exempt bonds to fund construction at Palomino Park. The Palomino Park Bonds have an outstanding balance of $12,680,000 at December 31, 2001 and 2000. In June 2000, the Company obtained a five-year AAA rated letter of credit from Commerzbank AG to secure the Palomino Park Bonds. This letter of credit replaced an expiring letter of credit. An affiliate of EQR has guaranteed Commerzbank AG's letter of credit. During October 2001, the Company and Commerzbank AG amended the letter of credit agreement to include the $25,000,000 of Convertible Trust Preferred Securities in shareholders' equity in the determination of the minimum shareholders' equity covenant. As of December 31, 2001, the Company was in compliance with the covenants under the letter of credit agreement.

In January 1999, a wholly-owned subsidiary of the Company obtained a $35,000,000 loan facility (the "Wellsford Finance Facility") from a predecessor of Fleet National Bank. In June 2000, the Company modified the terms of the Wellsford Finance Facility and reduced the maximum borrowing amount to $20,000,000. The Wellsford Finance Facility was secured by a $25,000,000 note receivable, bore interest at LIBOR + 2.75% per annum and expired in January 2002. The Company paid an origination fee of $75,000 and is obligated to pay a fee equal to 0.25% per annum on the average daily amount of the unused portion of the facility until maturity. At December 31, 2000, the outstanding balance under the Wellsford Finance Facility was $12,000,000. There was no balance outstanding at December 31, 2001.

In December 2000, the Company obtained a $32,000,000 loan from KeyBank National Association which bears interest at LIBOR + 2.00% per annum (4.14% at December 31, 2001), is collateralized by the unsold units, matures in December 2003 and provides for one six-month extension at the Company's option. Generally, 90% of net sales proceeds per unit is applied to principal repayments until the loan is paid in full. The balance of the Silver Mesa Conversion Loan was $13,352,000 and $32,000,000 at December 31, 2001 and 2000, respectively.

In December 2001, Phase IV, the 424 unit phase known as Green River, was completed at a cost of approximately $56,400,000. Effective December 31, 2001, the Company (i) became obligated for the construction loan, (ii) released the developer of the economic risks it bore during construction and initial lease-up as the developer carried the construction loan and a significant portion of the costs incurred on its balance sheet and (iii) the developer no longer participated in any positive operating income generated during the period. Accordingly, the Company acquired the improvements and assumed the Green River Construction Loan, which had a balance of $36,747,000 at December 31, 2001, bears interest at LIBOR + 1.75% per annum (3.76% at December 31, 2001), matures in January 2003 and is extendable for six months for a fee of 0.375%. Additional interest of $861,000 can be accrued into the principal balance of the loan, after which time, payments of interest only are required until maturity (it is anticipated that the Company will commence interest payments during the third quarter of 2002). Green River is in the lease-up phase and was 52% occupied at December 31, 2001.

The Company sold four of the VLP properties during the year ended December 31, 2001 and received proceeds, net of selling costs, of $18,553,000. During the year ended December 31, 2001, 105 residential units were sold and the Company received net proceeds of approximately $1,681,000, after the repayment of principal on the Silver Mesa Conversion Loan of approximately $18,648,000 and selling costs. Net proceeds received by the Company from the above sales are available for working capital purposes.

CASH FLOWS

2001 Cash Flows

Cash flow provided by operating activities of $26,602,000 consists of (i) the recovery of $16,449,000 of costs from the sales of residential units, (ii) depreciation and amortization of $5,126,000, (iii) a decrease in restricted cash of $2,368,000, (iv) an increase in accrued expenses and other liabilities of $2,363,000, (v) amortization of deferred compensation of $1,578,000, (vi) a decrease in prepaid and other assets of $855,000, (vii) undistributed minority interest of $283,000, (viii) distributions received in excess of joint venture income of $164,000, (ix) shares issued for director compensation of $80,000 and (x) non-cash charges included in the restructuring charge of $61,000, offset by a net loss of $2,725,000.

Cash flow provided by investing activities of $4,647,000 consists of returns of capital from joint venture investments of $31,617,000, proceeds from the sale of real estate assets of $18,553,000 and repayments of notes receivables of $3,589,000, partially offset by investments in real estate assets of $40,047,000, capital contributions to joint ventures of $8,566,000 and investments in notes receivable of $500,000.

Cash flow used in financing activities of $31,469,000 consists of (i) the repurchase of common shares from an institutional investor of $36,576,000, (ii) repayments of the Wellsford Finance Facility of $24,000,000, (iii) principal payments of mortgage notes payable of $19,421,000 (including $18,648,000 for the Silver Mesa Conversion Loan), (iv) registration statement costs of $123,000, (v) costs incurred to repurchase warrants of $80,000 and (vi) distribution to minority interests of $16,000, partially offset by borrowings from mortgage notes payable of $36,747,000 and the Wellsford Finance Facility of $12,000,000.

2000 Cash Flows

Cash flow provided by operating activities of $10,023,000 primarily consists of net income of $6,468,000 plus (i) depreciation and amortization of $4,980,000, (ii) an increase in accrued expenses and other liabilities of $2,662,000, (iii) distributions received in excess of joint venture income of $1,493,000, (iv) amortization of deferred compensation of $907,000 and (v) decreases in restricted cash of $506,000, partially offset by the gain on sale of assets (net of impairment provision of $4,725,000) of $6,135,000 and increases in prepaid and other assets of $1,003,000.

Cash flow used in investing activities of $22,778,000 consists of (i) investments in real estate assets of $39,026,000, (ii) investments in notes receivable of $28,833,000 and (iii) capital contributions to joint venture investments of $12,895,000 partially offset by repayments of notes receivables of $32,408,000, $21,650,000 of proceeds from the sales of real estate assets, returns of capital from joint venture investments of $2,886,000 and proceeds from the sale of joint venture interests of $1,032,000.

Cash flow provided by financing activities of $14,383,000 primarily consists of (i) proceeds from the Silver Mesa Conversion Loan of $32,000,000, (ii) proceeds from the issuance of Convertible Trust Preferred Securities of $25,000,000 and (iii) proceeds from draws on the Company's credit facility of $12,000,000, partially offset by the repayment of mortgage notes payable of $30,940,000, repurchases of the Company's common stock of $21,119,000, the establishment of an interest reserve for the Silver Mesa Conversion Loan of $1,960,000 and deferred financing costs principally associated with the issuance of the Convertible Trust Preferred Securities of $544,000.

1999 Cash Flows

Cash flow provided by operating activities of $13,857,000 primarily consists of net income of $8,861,000 plus (i) depreciation and amortization of $5,937,000 and (ii) amortization of deferred compensation of $848,000, offset by undistributed joint venture income of $675,000, increases in restricted cash of $459,000 and prepaid and other assets of $498,000 and a decrease in accrued expenses and other liabilities of $297,000.

Cash flow provided by investing activities of $40,834,000 consists of repayments of notes receivable of $112,741,000, the proceeds from sale of real estate assets of $7,238,000 and returns of capital from joint ventures of $6,091,000, offset by additional investments in (i) notes receivable of $49,295,000, (ii) real estate assets of $18,975,000 and (iii) capital contributions to joint ventures of $16,968,000.

Cash flow used in financing activities of $30,072,000 primarily consists of (i) repayment of credit facilities of $54,000,000, (ii) the repurchase of common shares of $12,209,000 and (iii) repayment of mortgage notes payable of $862,000, offset by borrowings from credit facilities of $37,000,000.

See the accompanying consolidated statements of cash flows included in the consolidated financial statements for a reconciliation of the Company's cash position for the years described therein.

ENVIRONMENTAL

In December 2001, the Company submitted a report to the New Hampshire Department of Environmental Services ("NHDES") that summarized the findings of an environmental testing firm engaged by the Company with respect to groundwater and surface water monitoring and testing which took place during 2001 on one of its owned properties. The NHDES responded in January 2002 with concerns about surface water contamination, volatile organic chemical ("VOC") migration off of the property and air quality. The NHDES mandated further testing before a remediation action plan is considered. Further preliminary testing conducted by the environmental testing firm since the NHDES response suggests that the surface water contamination is caused by the groundwater contamination and that the VOC contamination may be migrating off of the property. Once the Company's "Scope of Work" plans have been approved, the Company will conduct further testing to address the NHDES's concerns. Following that testing, the Company will present the findings and a recommended plan of remediation to the NHDES. At this time, it is too early to conclude the form of remediation that will be required, or the cost thereof, but in all likelihood, the remediation required will be a more aggressive one than natural attenuation. During 2001, the Company incurred approximately $48,000 of costs principally for its environmental testing firm, with respect to this matter.

TERRORISM INSURANCE

The Company is covered under its all risk property insurance policies for acts of terrorism on its consolidated real estate assets through June 30, 2002. Terrorism coverage is available for the Wellsford/Whitehall portfolio through June 30, 2002 as well. The Company and Wellsford/Whitehall expect that similar coverage will not be available in connection with an all risk policy and will need to make an assessment of the cost benefit of obtaining terrorism insurance on such assets at that time. The underwriting procedures utilized by the Company and Second Holding have been modified to evaluate the impact of the lack of, or inability to obtain terrorism insurance by property owners on single assets or small collateral pools for its debt investments. Most real estate collateralizing such investments is currently not insured for acts of terrorism or is expected to lose such coverage as current policies expire and asset owners evaluate the cost of obtaining new policies.

INFLATION

Substantially all of Wellsford Capital's and Wellsford/Whitehall's leases with their tenants provide for separate escalations of real estate taxes and operating expenses over a base amount. In addition, many of the office leases provide for fixed base rent increases or indexed escalations (based on the CPI or other measures). The Company believes that inflationary increases in expenses will generally be offset by the expense reimbursements and contractual rent increases described above.

A substantial majority of the leases at the Company's multifamily properties are for a term of one year or less which may enable the Company to seek increased rents upon renewal or re-letting of apartment units. Such short-term leases generally minimize the risk to the Company of the adverse effects of inflation.

TRENDS

The markets in which the Company owns and operates its assets (or has investments in entities which own and operate assets) are subjected to general and local economic business conditions. Based upon the current economic environment, these conditions may negatively impact the occupancy levels and amount of concessions at properties in the Wellsford Development and Wellsford Capital SBUs or negatively impact 2002 property sales in the Wellsford Capital SBU and the sale of residential units at Silver Mesa in the Wellsford Development SBU. Wellsford/Whitehall would be similarly impacted by such conditions.

NET CASH FLOW

The Company considers Net Cash Flow to be an important measure of its performance, to be considered in addition to Net Income, predicated on Generally Accepted Accounting Principles. Net Cash Flow, for the Company's purposes, represents Net Income as prescribed by Generally Accepted Accounting Principles, plus depreciation and amortization on real estate assets, the provision for impairment, share of depreciation and amortization from unconsolidated partnerships and joint ventures, offset by accumulated depreciation and recovery of impairment provisions on assets sold. Included in such cash flow is the Company's share of undistributed cash retained by the unconsolidated partnerships and joint ventures for continuing investment in lieu of future fundings as well as cash obtained from gains on sales of properties. Net Cash Flow should not be considered a replacement for Net Income as an indicator of the Company's operating performance and is not necessarily indicative of cash available to fund cash needs.

The following table reconciles Net Income and Net Cash Flow:

	For the Years Ended December 31,		
	2001	*2000*	*1999*
Net (loss) income	$(2,724,616)	$ 6,468,045	$ 8,860,801
Add/(deduct):			
Depreciation and amortization	5,016,125	4,855,778	5,384,782
Provision for impairment [(A)]	–	4,725,000	–
Accumulated depreciation and recovery of impairment provision on assets sold	(3,991,414)	(2,533,737)	–
Share of joint venture depreciation and amortization, net	5,026,532	5,292,254	5,238,357
Net cash flow	$ 3,326,627	$18,807,340	$19,483,940
Weighted average number of common shares outstanding for net cash flow, basic	7,213,029	8,507,631	10,321,012
Weighted average number of common shares outstanding for net cash flow, diluted	7,238,334	8,516,321	10,328,744

(A) The Company recorded a provision for impairment of $4,725,000 in 2000, attributable to expected sales proceeds being less than the respective carrying amounts on four of the six unsold VLP properties at December 31, 2000.

Below are the Company's cash flows provided by operating activities as disclosed in the Consolidated Statements of Cash Flows:

	For the Years Ended December 31,		
	2001	*2000*	*1999*
Operating activities	$26,601,838	$10,023,485	$13,856,594

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is to changes in interest rates. The Company manages this risk by offsetting its investments and financing exposures as well as by strategically timing and structuring its transactions. The following table presents the effect of a 1.00% increase in the base rates on all variable rate notes receivable and debt and its impact on annual net income:

(amounts in thousands, except per share amounts)	*Balance at December 31, 2001*	*Effect of 1% Increase in Base Rate on Income (Expense)*	*Balance at December 31, 2000*	*Effect of 1% Increase in Base Rate on Income (Expense)*
Consolidated assets and liabilities:				
Notes receivable:				
Variable rate	$ 4,973	$ 50	$ 7,996	$ 80
Fixed rate	29,812	–	29,828	–
	$ 34,785	50	$ 37,824	80
Mortgage notes payable:				
Variable rate	$ 62,780	(628)	$ 56,680	(567)
Fixed rate	58,951	–	59,724	–
	$121,731	(628)	$116,404	(567)
Convertible Trust Preferred Securities:				
Fixed rate	$ 25,000	–	$ 25,000	–
Proportionate share of assets and liabilities from investments in joint ventures:				
Second Holding:				
Investments:				
Variable rate	$486,174	4,862	$115,953	1,160
Fixed rate	–	–	1,047	–
	$486,174	4,862	$117,000	1,160
Debt:				
Variable rate	$487,335	(4,873)	$127,727	(1,277)
Net effect from Second Holding		(11)		(117)
Wellsford/Whitehall:				
Debt:				
Variable rate	$ –	–	$ 900	(9)
Variable rate, with LIBOR cap (A)(B)	91,162	(912)	119,100	(810)
Fixed rate	29,424	–	31,154	–
	$120,586		$151,154	
Effect from Wellsford/Whitehall		(912)		(819)
Net decrease in annual income, before income tax benefit		(1,501)		(1,423)
Income tax benefit		600		569
Net decrease in annual net income		$ (901)		$ (854)
Per share, basic and diluted		$ (0.12)		$ (0.10)

(A) In July 2001, Wellsford/Whitehall entered into an interest rate protection contract for a notional amount of $285,000, which limits Wellsford/Whitehall's LIBOR exposure to 5.83% until June 2003 and 6.83% for the following year to June 2004. The above calculation assumes exposure of 1.00% on the Company's proportionate share of debt based upon 30-day LIBOR of 1.88% at December 31, 2001.

(B) In May 2000, Wellsford/Whitehall entered into an interest rate protection agreement which caps LIBOR at 7.50% on $300,000 until March 15, 2001 and is reduced to $200,000 for the period March 16, 2001 to May 15, 2001. Calculation assumes exposure of 0.68% on the Company's proportionate share of $300,000 based on LIBOR of 6.82% at December 31, 2000.

December 31,	*2001*	*2000*
ASSETS		
Real estate assets, at cost:		
Land	$ 23,113,670	$ 17,519,701
Buildings and improvements	139,223,965	110,405,567
	162,337,635	127,925,268
Less:		
Accumulated depreciation	(9,873,232)	(8,248,184)
Impairment reserve relating to assets held for sale	(2,174,853)	(4,725,000)
	150,289,550	114,952,084
Residential units available for sale	5,400,951	21,849,581
Construction in progress	5,399,631	22,229,368
	161,090,132	159,031,033
Notes receivable	34,784,727	37,824,291
Investment in joint ventures	95,806,509	120,969,017
Total real estate and investments	291,681,368	317,824,341
Cash and cash equivalents	36,148,529	36,368,706
Restricted cash and investments	7,553,159	9,921,506
Prepaid and other assets	10,455,101	11,655,024
Total assets	$345,838,157	$375,769,577
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$121,730,604	$104,403,970
Credit facility	–	12,000,000
Accrued expenses and other liabilities, including the liability for deferred compensation of $6,604,106 and $7,008,336	17,532,211	15,152,759
Total liabilities	139,262,815	131,556,729
Company-obligated, mandatorily redeemable, convertible preferred securities of WRP Convertible Trust I, holding solely 8.25% junior subordinated debentures of Wellsford Real Properties, Inc. ("Convertible Trust Preferred Securities")	25,000,000	25,000,000
Minority interest	3,496,640	3,230,499
Commitments and contingencies		
Shareholders' equity:		
Series A 8% convertible redeemable preferred stock, $.01 par value per share, 2,000,000 shares authorized, no shares issued and outstanding	–	–
Common stock, 98,825,000 shares authorized, $.02 par value per share – 6,235,338 and 8,180,475 shares issued and outstanding	124,707	163,610
Class A-1 common stock, 175,000 shares authorized, $.02 par value per share – 169,903 shares issued and outstanding	3,398	3,398
Paid in capital in excess of par value	162,083,959	196,282,360
Retained earnings	23,989,504	26,714,120
Accumulated other comprehensive income (loss); share of unrealized loss on interest rate protection contract purchased by joint venture investment, net of income tax benefit	(102,736)	–
Deferred compensation	(1,520,996)	(1,788,005)
Treasury stock, 317,997 and 257,935 shares	(6,499,134)	(5,393,134)
Total shareholders' equity	178,078,702	215,982,349
Total liabilities and shareholders' equity	$345,838,157	$375,769,577

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	*2001*	*2000*	*1999*
REVENUES			
Rental revenue	$13,768,411	$18,681,250	$17,874,272
Revenue from sales of residential units	21,932,050	–	–
Interest revenue	5,175,162	6,256,739	12,295,771
Fee revenue	617,376	685,800	600,000
Total revenues	41,492,999	25,623,789	30,770,043
COSTS AND EXPENSES			
Cost of sales of residential units	19,363,647	–	–
Property operating and maintenance	3,791,740	4,351,150	4,027,842
Real estate taxes	1,051,060	1,609,649	1,545,822
Depreciation and amortization	5,307,394	4,967,821	6,154,549
Property management	557,255	798,761	673,726
Interest	4,355,864	7,076,122	9,398,630
General and administrative	8,466,948	7,377,168	7,725,876
Restructuring charge	3,526,772	–	–
Total costs and expenses	46,420,680	26,180,671	29,526,445
Gain on sale of assets, net of impairment provision of $4,725,000 in 2000	–	6,134,851	–
Income from joint ventures	4,564,406	3,246,758	9,621,952
(Loss) income before minority interest, income taxes and accrued distributions and amortization of costs on Convertible Trust Preferred Securities	(363,275)	8,824,727	10,865,550
Minority interest	(282,526)	(66,221)	(54,749)
(Loss) income before taxes and accrued distributions and amortization of costs on Convertible Trust Preferred Securities	(645,801)	8,758,506	10,810,801
Income tax expense	699,000	1,430,000	1,950,000
(Loss) income before accrued distributions and amortization of costs on Convertible Trust Preferred Securities	(1,344,801)	7,328,506	8,860,801
Accrued distributions and amortization of costs on Convertible Trust Preferred Securities, net of income tax benefit of $720,000 and $510,000	1,379,815	860,461	–
Net (loss) income	$ (2,724,616)	$ 6,468,045	$ 8,860,801
Net (loss) income per common share, basic	$ (0.38)	$ 0.76	$ 0.86
Net (loss) income per common share, diluted	$ (0.38)	$ 0.76	$ 0.86
Weighted average number of common shares outstanding, basic	7,213,029	8,507,631	10,321,012
Weighted average number of common shares outstanding, diluted	7,213,029	8,516,321	10,328,744

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares*	
	Shares	Amount
BALANCE, JANUARY 1, 1999	10,375,206	$207,504
Director and employee share grants	17,306	346
Shares repurchased from former officer and cancellation of share grants	(43,115)	(862)
Amortization of deferred compensation	–	–
Issuance of warrants	–	–
Shares repurchased and cancelled	(738,247)	(14,765)
Net income	–	–
BALANCE, DECEMBER 31, 1999	9,611,150	192,223
Director and employee share grants	57,960	1,159
Amortization of deferred compensation	–	–
Shares repurchased and cancelled	(1,318,732)	(26,374)
Net income	–	–
BALANCE, DECEMBER 31, 2000	8,350,378	167,008
Director and employee share grants	75,647	1,513
Amortization of deferred compensation***	–	–
Shares repurchased and cancelled	(2,020,784)	(40,416)
Registration costs	–	–
Warrants repurchased and cancelled	–	–
Share of unrealized loss on interest rate protection contract purchased by joint venture investment, net of income tax benefit of $68,491	–	–
Net (loss)	–	–
BALANCE, DECEMBER 31, 2001	6,405,241	$128,105

*Includes 169,903 class A-1 common shares.

**Net of treasury stock.

***Includes $45,000 charged to the restructuring charge related to early retirement.

See Notes to Consolidated Financial Statements.

Paid-in Capital**	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Total Shareholders' Equity	Comprehensive Income (Loss)
$223,272,068	$11,385,274	$ –	$(3,240,023)	$231,624,823	$ –
334,987	–	–	(250,000)	85,333	–
(853,810)	–	–	780,003	(74,669)	–
–	–	–	848,343	848,343	–
480,992	–	–	–	480,992	–
(12,119,645)	–	–	–	(12,134,410)	–
–	8,860,801	–	–	8,860,801	8,860,801
211,114,592	20,246,075	–	(1,861,677)	229,691,213	$ 8,860,801
911,841	–	–	(833,000)	80,000	$ –
–	–	–	906,672	906,672	–
(21,137,207)	–	–	–	(21,163,581)	–
–	6,468,045	–	–	6,468,045	6,468,045
190,889,226	26,714,120	–	(1,788,005)	215,982,349	$ 6,468,045
1,434,487	–	–	(1,356,000)	80,000	$ –
–	–	–	1,623,009	1,623,009	–
(36,535,776)	–	–	–	(36,576,192)	–
(123,112)	–	–	–	(123,112)	–
(80,000)	–	–	–	(80,000)	–
–	–	(102,736)	–	(102,736)	(102,736)
–	(2,724,616)	–	–	(2,724,616)	(2,724,616)
$155,584,825	$23,989,504	$(102,736)	$(1,520,996)	$178,078,702	$(2,827,352)

For the Years Ended December 31,	*2001*	*2000*	*1999*
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (2,724,616)	$ 6,468,045	$ 8,860,801
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,126,018	4,979,927	5,936,944
Amortization of deferred compensation	1,578,009	906,672	848,343
Non-cash charges in restructuring charge	61,081	–	–
Undistributed joint venture income	–	–	(674,788)
Distributions received in excess of joint venture income	163,695	1,493,056	–
Undistributed minority interest	282,526	66,221	54,749
Shares issued for director compensation	80,000	80,000	85,333
Gain on sale of assets, net of impairment provision of $4,725,000 in 2000	–	(6,134,851)	–
Changes in assets and liabilities:			
Restricted cash and investments	2,368,347	506,338	(459,242)
Residential units available for sale	16,448,630	–	–
Prepaid and other assets	855,258	(1,003,471)	(498,434)
Accrued expenses and other liabilities	2,362,890	2,661,548	(297,112)
Net cash provided by operating activities	26,601,838	10,023,485	13,856,594
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investments in real estate assets	(40,046,696)	(39,026,039)	(18,974,593)
Investments in joint ventures:			
Capital contributions	(8,565,877)	(12,895,201)	(16,967,948)
Returns of capital	31,616,900	2,886,017	6,091,481
Investments in notes receivable	(500,000)	(28,833,000)	(49,295,088)
Repayments of notes receivable	3,589,255	32,408,296	112,741,492
Proceeds from sale of joint venture investment	–	1,032,000	–
Proceeds from sale of real estate assets	18,553,458	21,650,257	7,238,329
Net cash provided by (used in) investing activities	4,647,040	(22,777,670)	40,833,673

For the Years Ended December 31,	*2001*	*2000*	*1999*
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of Convertible Trust Preferred Securities	–	25,000,000	–
Deferred financing costs	–	(544,360)	–
Borrowings from credit facilities	12,000,000	12,000,000	37,000,000
Repayment of credit facilities	(24,000,000)	–	(54,000,000)
Borrowings from mortgage notes payable	36,747,451	32,000,000	–
Interest reserve from mortgage note proceeds	–	(1,960,752)	–
Repayment of mortgage notes payable	(19,420,817)	(30,939,713)	(861,861)
Distributions to minority interest	(16,385)	(8,569)	(1,498)
Costs incurred for reverse stock split	–	(44,364)	–
Costs to repurchase warrants	(80,000)	–	–
Registration costs	(123,112)	–	–
Repurchase of common shares	(36,576,192)	(21,119,217)	(12,209,079)
Net cash (used in) provided by financing activities	(31,469,055)	14,383,025	(30,072,438)
Net (decrease) increase in cash and cash equivalents	(220,177)	1,628,840	24,617,829
Cash and cash equivalents, beginning of year	36,368,706	34,739,866	10,122,037
Cash and cash equivalents, end of year	$ 36,148,529	$ 36,368,706	$ 34,739,866
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for interest, including amounts capitalized of $1,610,359, $2,347,000 and $1,071,000, respectively	$ 5,849,094	$ 9,044,373	$ 10,410,110
Cash paid during the year for income taxes, net of tax refunds	$ 1,154,461	$ (107,095)	$ 4,229,164
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Warrants issued in connection with joint venture investments			$ 480,992
Notes receivable contributed for joint venture interest			$ 24,218,113
Note received upon sale of joint venture interest		$ 4,128,000	
Mortgage note payable assumed upon sale of real estate asset		$ 15,971,245	
Other comprehensive loss; share of unrealized loss on interest rate protection contract purchased by joint venture investment, net of tax benefit	$ 102,736		

See Notes to Consolidated Financial Statements.

1. ORGANIZATION AND BUSINESS

Wellsford Real Properties, Inc. (and subsidiaries, collectively the "Company") was formed as a Maryland corporation on January 8, 1997, as a corporate subsidiary of Wellsford Residential Property Trust (the "Trust"). On May 30, 1997, the Trust merged (the "Merger") with Equity Residential Properties Trust ("EQR"). Immediately prior to the Merger, the Trust contributed certain of its assets to the Company and the Company assumed certain liabilities of the Trust. Immediately after the contribution of assets to the Company and immediately prior to the Merger, the Trust distributed to its common shareholders all the outstanding shares of the Company owned by the Trust (the "Spin-off"). On June 2, 1997, the Company sold 6,000,000 shares of its common stock in a private placement (the "Private Placement") to a group of institutional investors at $20.60 per share, the Company's then book value per share.

The Company is a real estate merchant banking firm headquartered in New York City which acquires, develops, finances and operates real properties and organizes and invests in private and public real estate companies. The Company has established three strategic business units ("SBUs") within which it executes its business plan: (i) commercial property operations which are held in the Company's subsidiary, Wellsford Commercial Properties Trust, through its ownership interest in Wellsford/Whitehall Group, L.L.C. ("Wellsford/Whitehall"); (ii) debt and equity activities through the Wellsford Capital SBU; and (iii) property development and land operations through the Wellsford Development SBU.

In December 2000, the Company and various entities affiliated with the Whitehall Funds ("Whitehall"), private real estate funds sponsored by The Goldman Sachs Group, Inc. ("Goldman Sachs"), executed definitive agreements modifying the terms of the Wellsford/Whitehall joint venture effective January 1, 2001 (the "Amendments"). The key features of the Amendments provide for the Company to retain its economic interest in Wellsford/Whitehall, while an affiliate of Whitehall will become responsible for day-to-day operations. The Company will maintain its current membership on Wellsford/Whitehall's management committee and must agree to specified "Major Decisions." Also, as part of the Amendments, warrants to purchase 2,128,099 of the Company's stock, which had previously been issued to Whitehall, were returned and cancelled. Whitehall has also agreed to pay the Company certain specified fees when Wellsford/Whitehall assets are sold as well as when certain new assets are acquired by Whitehall affiliates in a newly formed entity.

See Note 12 for additional information regarding the Company's industry segments.

As announced in December 2001, Rodney Du Bois, the Company's Vice Chairman, retired on December 31, 2001 and Edward Lowenthal, the Company's co-founder, Chief Executive Officer and President will retire on March 31, 2002. Jeffrey H. Lynford, currently Chairman of the Board, will also assume the positions and duties of Chief Executive Officer and President upon Mr. Lowenthal's retirement. Mr. Lynford's employment agreement has been modified and extended through December 31, 2004.

Messrs. Lowenthal and Du Bois will continue as members of the Board of Directors of the Company. Additionally, Mr. Lowenthal will be available to provide consulting services at the request of the Company through December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Financial Statement Presentation. The accompanying consolidated financial statements include the accounts of Wellsford Real Properties, Inc. and its majority-owned and controlled subsidiaries. Investments in entities where the Company does not have a controlling interest are accounted for under the equity method of accounting. These investments are initially recorded at cost and are subsequently adjusted for the Company's proportionate share of the investment's income (loss), additional contributions or distributions. Investments in entities where the Company does not have the ability to exercise significant influence are accounted for under the cost method. All significant inter-company accounts and transactions among Wellsford Real Properties, Inc. and its subsidiaries have been eliminated in consolidation.

The accompanying consolidated financial statements include the assets and liabilities contributed to and assumed by the Company from the Trust, from the time such assets and liabilities were acquired or incurred, respectively, by the Trust. Such financial statements have been prepared using the historical basis of the assets and liabilities and the historical results of operations related to the Company's assets and liabilities.

Cash and Cash Equivalents. The Company considers all demand and money market accounts and short term investments in government funds with an original maturity of three months or less at the date of purchase to be cash and cash equivalents.

Real Estate and Depreciation and Amortization. Costs directly related to the acquisition, development and improvement of real estate are capitalized, including interest and other costs incurred during the construction period. Ordinary repairs and maintenance are expensed as incurred.

Tenant improvements and leasing commissions related to commercial properties are capitalized and amortized over the terms of the related leases. Costs incurred to acquire investments in joint ventures are capitalized and amortized over the expected life of the related assets. Additional amortization is charged as assets are sold in cases where the joint venture would cease to exist when all assets are sold or otherwise disposed of. Depreciation is computed over the expected useful lives of depreciable property on a straight-line basis, principally 27.5 years for residential buildings and improvements, 40 years for commercial properties and three to twelve years for furnishings and equipment.

Depreciation and amortization expense was approximately $5,307,000, $4,968,000 and $6,155,000 in 2001, 2000 and 1999, respectively, and included approximately $1,950,000, $664,000 and $1,510,000 of amortization of certain costs capitalized to the Company's Investment in Joint Ventures in 2001, 2000 and 1999, respectively.

The Company reviews its real estate assets, investments in joint ventures and other investments (collectively its "long-lived assets") for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the fourth quarter of 2000, the Company made the strategic decision to sell the seven assets which were originally acquired as part of the 1998 merger with Value Property Trust ("VLP"). The Company sold one property in December 2000 and four other properties during 2001. The Company determined that the aggregate carrying amount of certain of the assets was less than the amounts expected to be ultimately realized upon sale, less selling expenses. Accordingly, the Company recorded an impairment provision in the fourth quarter of 2000 of $4,725,000 which is reflected in the accompanying consolidated statements of operations as an offset to the gain on the property sold in December 2000 of approximately $4,943,000. At December 31, 2001, approximately $2,175,000 of the provision was remaining on the two unsold assets, both of which the Company expects to sell during 2002. The net book value of the two unsold properties was approximately $5,560,000 at December 31, 2001. The Company determined that no additional impairment provision is required at December 31, 2001.

During the year ended December 31, 1999, the Company determined that one of its joint venture investments, Creamer Vitale Wellsford, L.L.C. ("CVW") was impaired due to lower than expected operating results and accordingly wrote the asset down by approximately $912,000 to its then estimated fair value by recording additional depreciation and amortization expense in the accompanying consolidated financial statements. Fair value was based on estimated future cash flows to be generated by the long-lived asset, discounted at a market rate. In September 2000, the Company recorded additional depreciation and amortization expense of $145,000 as one of the two principals left CVW to pursue other employment and the venture was terminated.

Real Estate – Residential Units Available for Sale. The Company's residential units available for sale are recorded at the lower of historical cost or market value based upon current conditions. As units are sold, the cost of each unit is charged to cost of sales based upon its relative sales value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Deferred Financing Costs. Deferred financing costs consist of costs incurred to obtain financing or financing commitments, including the issuance of the Convertible Trust Preferred Securities. Such costs are amortized over the expected term of the respective agreements.

Mortgage Note Receivable Impairment. The Company considers a note impaired if, based on current information and events, it is probable that all amounts due, including future interest, payable under the note agreement are not collectable. Impairment is measured based upon the fair value of the underlying collateral. No impairment has been recorded during the years ended December 31, 2001, 2000 and 1999.

Income Recognition. Commercial properties are leased under operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Residential communities are leased under operating leases with terms of generally six to 14 months. Rental revenue is recognized monthly as it is earned. Interest income is recorded on an accrual basis over the life of the loan. Sales of real estate assets are recognized at closing, subject to receipt of down payments and other requirements in accordance with applicable accounting guidelines.

Share Based Compensation. Statement of Financial Accounting Standard ("SFAS") 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for share based compensation plans, including share options. However, registrants may elect to continue accounting for share option plans under Accounting Principles Board Opinion ("APB") 25, but are required to provide pro forma net income and earnings per share information "as if" the new fair value approach had been adopted. Because the Company has elected to continue to account for its share based compensation plans under APB 25, there has been no impact on the Company's consolidated financial statements resulting from SFAS 123.

Shares issued pursuant to the Company's deferred compensation plan are recorded at the market price on the date of issuance and amortized over the respective vesting periods.

Income Taxes. The Company accounts for income taxes under SFAS 109 "Accounting for Income Taxes." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are estimated to be in effect when the differences are expected to reverse. Valuation allowances with respect to deferred income tax assets are recorded when deemed appropriate and adjusted based upon periodic evaluations.

Derivative and Hedging Activities. In June 1998, SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities was issued. In June 1999, SFAS No. 137 – Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 (an amendment of FASB Statement No. 133) was issued. SFAS No. 137 extended the required date of adoption of SFAS No. 133 to the fiscal year beginning June 15, 2000. The Company and its joint venture investments have adopted SFAS No. 133 effective January 1, 2001. SFAS No. 133 requires the Company and its joint venture investments to recognize all derivatives on the balance sheet at fair value. The Company's derivative investments are currently made by its joint venture investments and are primarily interest rate hedges where changes in the fair value of the derivative are offset against the changes in the fair value of the hedged debt or a cash flow hedge which limits the base rate of variable rate debt. For a cash flow hedge, the ineffective portion of a derivative's change in fair value is immediately recognized in earnings, if applicable and the effective portion of the fair value difference of the derivative is reflected separately in shareholders' equity as accumulated other comprehensive income (loss), net of income tax benefit (cost).

Per Share Data. Basic earnings per common share are computed based upon the weighted average number of common shares outstanding during the period, including class A-1 common shares. Diluted earnings per common share are based upon the increased number of common shares that would be outstanding assuming the exercise of dilutive common share options, warrants and Convertible Trust Preferred Securities.

The following table details the computation of earnings per share, basic and diluted:

	For the Years Ended December 31,		
	2001	2000	1999
Numerator for net (loss) income per common share, basic and diluted	$(2,724,616)	$6,468,045	$ 8,860,801
Denominator:			
Denominator for net income per common share, basic – Weighted average common shares	7,213,029	8,507,631	10,321,012
Effect of dilutive securities:			
Employee stock options	–	8,690	7,732
Convertible Trust Preferred Securities	–	–	–
Warrants	–	–	–
Denominator for net income per common share, diluted – Weighted average common shares	7,213,029	8,516,321	10,328,744
Net (loss) income per common share, basic	$ (0.38)	$ 0.76	$ 0.86
Net (loss) income per common share, diluted	$ (0.38)	$ 0.76	$ 0.86

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Pronouncements Not Yet Adopted. In August 2001, SFAS No. 144 – Accounting for the Impairment or Disposal of Long-Lived Assets was issued. SFAS No. 144 supersedes SFAS No. 121 – Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS No. 144 will have a material effect on its results of operations or financial position.

Reclassification. Amounts in certain accounts have been reclassified to conform to the current year presentation. Fees of $600,000 received from Wellsford/Whitehall in 2000 and 1999 have been reflected as revenues compared to the previous treatment as an offset to general and administrative expenses in the accompanying Consolidated Statements of Operations.

3. RESTRICTED CASH AND INVESTMENTS

Restricted cash and investments primarily consists of deferred compensation arrangement deposits and debt service and construction reserve balances. At December 31, 2001 and 2000, deferred compensation arrangement deposits amounted to approximately $6,604,000 and $7,008,000, respectively, and reserve balances amounted to approximately $949,000 and $2,913,000, respectively. Deferred compensation arrangement deposits, are made in cash, but can be directed to be used to purchase other investments including equity securities, bonds and partnership interests.

4. NOTES RECEIVABLE

At December 31, 2001 and 2000, notes receivable consisted of the following:

Notes Receivable[A]	Stated Interest Rate	Interest Rate in Effect[B]	Maturity Date	Payment Terms	Balance at December 31, 2001	2000
277 Park Loan	12.00%	12.00%	May 2007	Interest only	$25,000,000	$25,000,000
Patriot Loan	LIBOR + 4.75%	6.89%	July 2002	(C)	4,972,727	5,000,000
Guggenheim	8.25%	8.25%	December 2005	(D)	3,612,000	4,128,000
Safeguard Credit Facility	LIBOR + 4.00%	–	April 2001	Interest only	–	2,900,000
Other	Various	–	Various	Various[E]	1,200,000	796,291
					$34,784,727	$37,824,291

(A) For additional information regarding notes receivable, see Footnote 12, "Segment Information, Debt and Equity Investments."
(B) At December 31, 2001 based upon then in effect fixed rates and LIBOR contracts.
(C) Principal amortization commenced August 2001 based on a 25-year amortization schedule. Prior to August 2001, payments were interest only.
(D) Provides for annual principal paydowns and interest from the sale of equity interests in The Liberty Hampshire Company, L.L.C. ("Liberty Hampshire").
(E) On January 18, 2002, the $1,200,000 balance was repaid in full.

5. DEBT

At December 31, 2001 and 2000, the Company's debt consisted of the following:

Debt/Project	Maturity Date	Stated Interest Rate	Balance at December 31, 2001	2000
Wellsford Finance Facility	January 2002	LIBOR + 2.75%[A]	$ –	$ 12,000,000
Mortgage notes payable:				
Palomino Park Bonds[B]	December 2035	Variable[C]	$ 12,680,000	$ 12,680,000
Blue Ridge Mortgage	January 2008	6.92%[D]	32,916,492	33,354,235
Red Canyon Mortgage	December 2008	6.68%[D]	26,034,695	26,369,735
Silver Mesa Conversion Loan	December 2003	LIBOR + 2.00%[E]	13,351,966	32,000,000
Green River Construction Loan	January 2003	LIBOR + 1.75%[F]	36,747,451	–
Total mortgage notes payable			$121,730,604	$104,403,970
Total debt			$121,730,604	$116,403,970
Carrying amount of real estate assets collateralizing mortgage notes payable			$155,530,004	$135,448,371

(A) Effective interest rate approximated 6.82% at December 31, 2000.
(B) Tax-exempt bonds are secured by liens on four of the five phases of Palomino Park.
(C) Rate approximates the Standard & Poor's / J.J. Kenney index for short-term high grade tax-exempt bonds (average annual rate was approximately 2.72% and 4.15% for 2001 and 2000, respectively).
(D) Principal payments are made based on a 30-year amortization schedule.
(E) Effective interest rates approximated 4.14% and 8.68% at December 31, 2001 and 2000, respectively. Principal payments are based on approximately 90% of net sales proceeds from condominium sales. Loan is extendable for six months for a 0.25% extension fee.
(F) Effective interest rate was 3.76% at December 31, 2001. Additional interest of $861,000 can be accrued into the principal balance of the loan. Loan is extendable for six months for a 0.375% extension fee.

In December 1995, the Trust marketed and sold $14,755,000 of tax-exempt bonds to fund construction at Palomino Park (the "Palomino Park Bonds"). In June 2000, the Company obtained a five-year AAA rated letter of credit from Commerzbank AG to secure the Palomino Park Bonds. This letter of credit replaced an expiring letter of credit. The Company will incur an annual fee of approximately $142,000 related to this enhancement and paid an origination fee of approximately $158,000 upon closing. The letter of credit agreement provides for the Company to meet certain financial operating and balance sheet covenants. The agreement requires the Company to maintain minimum shareholders' equity of $180,000,000, as defined. During October 2001, the Company and Commerzbank AG amended the letter of credit agreement to include the $25,000,000 of Convertible Trust Preferred Securities in shareholders' equity in the determination of the minimum shareholders' equity covenant. An affiliate of EQR has guaranteed Commerzbank AG's letter of credit. The Company incurred aggregate fees of $226,000, $392,000 and $246,000 for the years ended December 31, 2001, 2000 and 1999 respectively, related to all of the credit enhancements for the Palomino Park Bonds.

In November 2000, in conjunction with the conversion of the Silver Mesa phase to a condominium project, the Company made a repayment of $2,075,000 of bond principal.

In January 1999, a wholly-owned subsidiary of the Company obtained a $35,000,000 loan facility (the "Wellsford Finance Facility") from a predecessor of Fleet National Bank. In June 2000, the Company modified the terms of the Wellsford Finance Facility and reduced the maximum borrowing amount to $20,000,000. The Wellsford Finance Facility was secured by a $25,000,000 note receivable, bore interest at LIBOR + 2.75% per annum and expired in January 2002. The Company paid an origination fee of $75,000 and is obligated to pay a fee equal to 0.25% per annum on the average daily amount of the unused portion of the facility until maturity. At December 31, 2000, the outstanding balance under the Wellsford Finance Facility was $12,000,000. There was no balance outstanding at December 31, 2001.

The Company's long-term mandatory maturities of debt for the next five years and thereafter are as follows:

For the Years Ended December 31,	*Mortgages*	*Silver Mesa Conversion Loan*(A)	*Green River Construction Loan*	*Wellsford Finance Facility*(B)	*Total*
2002	$ 827,000	$ –	$ –	$ –	$ 827,000
2003	885,000	13,352,000	37,608,000	–	51,845,000
2004	948,000	–	–	–	948,000
2005	1,014,000	–	–	–	1,014,000
2006	1,086,000	–	–	–	1,086,000
Thereafter	54,191,000	–	–	–	54,191,000

(A) Approximately 90% of net sales proceeds per unit goes toward principal repayments. The Company expects such payments to exceed the above required minimum principal repayments in each year.
(B) The Wellsford Finance Facility expired on January 12, 2002.

The Company capitalizes interest related to buildings and condominiums under construction and renovation to the extent such assets qualify for capitalization. Total interest capitalized on consolidated assets during the years ended December 31, 2001, 2000 and 1999 was approximately $1,610,000, $2,347,000 and $1,071,000, respectively.

6. CONVERTIBLE TRUST PREFERRED SECURITIES

In May 2000, the Company privately placed with a subsidiary of EQR 1,000,000 8.25% Convertible Trust Preferred Securities, representing beneficial interests in the assets of WRP Convertible Trust I, a Delaware statutory business trust which is a consolidated subsidiary of the Company ("WRP Trust I"), with an aggregate liquidation amount of $25,000,000 (the "Convertible Trust Preferred Securities"). WRP Trust I also issued 31,000 8.25% Convertible Trust Common Securities to the Company, representing beneficial interests in the assets of WRP Trust I, with an aggregate liquidation amount of $775,000. The proceeds from both transactions were used by WRP Trust I to purchase $25,775,000 of the Company's 8.25% Convertible Junior Subordinated Debentures ("Convertible Debentures"), which mature on May 4, 2022. The transactions between WRP Trust I and the Company are eliminated in the consolidated financial statements of the Company. The Company incurred approximately $450,000 of costs in connection with the issuance of the securities which are being amortized through May 2012.

The Convertible Trust Preferred Securities are convertible into 1,123,696 common shares at $22.248 per share and are redeemable in whole or in part by the Company on or after May 30, 2002. EQR can require redemption on or after May 30, 2012 unless the Company exercises one of its two five-year extensions (subject to an interest adjustment to the then prevailing market rates if higher than 8.25% per annum). The redemption rights are subject to certain other terms and conditions contained in the related agreements.

7. INCOME TAXES

The components of the income tax provision are as follows:

	For the Years Ended December 31,		
	2001	*2000*	*1999*
Current federal tax [(A)]	$ (633,000)	$ 3,005,000	$ 700,000
Current state and local tax	(171,000)	905,000	930,000
Deferred federal tax	1,353,000	(1,820,000)	240,000
Deferred state and local tax	150,000	(660,000)	80,000
	$ 699,000	$ 1,430,000	$1,950,000

The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense is as follows:

	For the Years Ended December 31,					
	2001		*2000*		*1999*	
	Amount	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Tax (benefit) at U.S. statutory rate [(A)]	$(226,000)	(35.00%)	$ 3,065,000	35.00%	$ 3,785,000	35.00%
State taxes, net of federal benefit	150,000	23.22%	335,000	3.82%	660,000	6.11%
State and local tax operating loss carryforwards, net of federal taxes	(171,000)	(26.48%)	(175,000)	(1.99%)	–	–
Change in valuation allowance, net	806,000	124.81%	(1,742,000)	(19.89%)	(2,425,000)	(22.43%)
Non-deductible/ non-taxable items, net	131,000	20.28%	35,000	0.39%	(70,000)	(0.64%)
Effect of difference in tax rate	9,000	1.39%	(88,000)	(1.00%)	–	–
	$ 699,000	108.24%	$ 1,430,000	16.33%	$ 1,950,000	18.04%

(A) The aforementioned income tax expense for 2001 and 2000 is prior to the tax benefit aggregating $720,000 and $510,000, respectively, attributable to the Convertible Trust Preferred Securities distributions and amortization.

The Company has net operating loss ("NOL") carryforwards, for Federal income tax purposes, resulting from the Company's merger with VLP in 1998. The NOLs aggregate $64,700,000 at December 31, 2001, expire in the years 2007 through 2012 and are subject to an annual and aggregate limit on utilization of NOLs after an ownership change, pursuant to Section 382 of the Internal Revenue Code. Any annual amounts not used in one year can be carried forward to future years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2001	2000
Deferred Tax Assets		
Net operating loss	$ 22,000,950	$ 22,000,950
Deferred compensation and severance arrangements	5,176,437	3,193,971
Value Property Trust asset basis differences	1,235,355	1,253,478
Other	437,121	418,558
	28,849,863	26,866,957
Valuation allowance	(18,764,516)	(17,472,331)
Total deferred tax assets	10,085,347	9,394,626
Deferred Tax Liabilities		
Palomino Park asset basis differences	(2,402,269)	(846,397)
Wellsford/Whitehall net income in excess of taxable income	(1,525,303)	(1,874,731)
Deferred gain on sale of Liberty Hampshire Company	(1,040,342)	–
Other	(36,211)	(89,558)
Total deferred tax liabilities	(5,004,125)	(2,810,686)
Net deferred tax asset	$ 5,081,222	$ 6,583,940

SFAS 109 requires a valuation allowance to reduce the deferred tax assets if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, management has determined that a $18,764,516 and $17,472,331 valuation allowance at December 31, 2001 and 2000, respectively, is necessary. The valuation allowance relates to the NOL carryforwards and certain deferred compensation and severance arrangements. The Company's net deferred tax asset is included in prepaid and other assets in the accompanying consolidated balance sheets.

8. TRANSACTIONS WITH AFFILIATES

The following table details revenues and costs for transactions with affiliates for the years ended December 31, 2001, 2000 and 1999:

	For the Years Ended December 31,		
(amounts in thousands)	2001	2000	1999
Revenues			
Wellsford/Whitehall:			
Interest revenue	$ –	$ 703	$ 517
Management fee revenue	–	600	600
WP Commercial:			
Asset acquisition fee revenue	23	86	–
Asset disposition fee revenue	365	–	–
Second Holding fees, net of fees to Reis of $180,000 per annum	217	(182)	(179)
	$605	$1,207	$ 938
*Costs**			
Whitehall affiliates:			
Management fees for VLP properties	$142	$ 242	$ 140
EQR:			
Credit enhancement	81	92	79
	$223	$ 334	$ 219

* *The term cost is used as certain items are expensed directly to operations such as the management fees and portions of the other items may be capitalized into the basis of development projects.*

8. TRANSACTIONS WITH AFFILIATES *(continued)*

As part of the terms of the Merger, two of the Company's executive officers are on the board of directors of EQR. In addition, the president of EQR is a member of the Company's Board of Directors. EQR had a 14.15% interest in the Company's residential project in Denver, Colorado at December 31, 2001 and 2000, respectively.

The Company has direct and indirect investments in a real estate information and database company, Reis, Inc. ("Reis"), a leading provider of real estate market information to institutional investors. At December 31, 2001 and 2000, the Company's aggregate investment in Reis, which is accounted for under the cost method, was approximately $6,575,000, or 22% of Reis' equity on an as converted basis. The primary shareholder of Reis is the brother of Mr. Lynford, Chairman of the Company. The Company's President was appointed to the board of directors of Reis during the third quarter of 2000. The Chairman, President and certain directors of the Company who have invested directly in Reis have and will continue to recuse themselves from any investment decisions made by the Company pertaining to Reis.

See Note 12 for additional related party information.

9. SHAREHOLDERS' EQUITY

On June 9, 2000, shareholders of the Company approved a reverse stock split whereby every two outstanding shares of common stock and class A-1 common stock were converted into one share of outstanding common stock and class A-1 common stock. The par value of both classes of stock increased from $0.01 per share to $0.02 per share and the number of authorized shares was halved from 197,650,000 to 98,825,000 for common shares and from 350,000 to 175,000 for class A-1 common shares. The reverse split was effective for trading beginning June 12, 2000. Resulting fractional shares were redeemed for cash.

All share and per share amounts in the financial statements and the notes thereto have been adjusted for the impact of the split, for all periods presented.

The Company may repurchase shares from time to time by means of open market purchases depending on availability of shares, the Company's cash position, the price per share and other corporate matters. No minimum number or value of shares to be repurchased has been fixed.

The following table summarizes the stock repurchase activity by the Company and approvals by the Company's Board of Directors during the years ended December 31, 2001, 2000 and 1999:

	Purchased From	*Repurchases Approved*	*Actual Repurchases*	*Number of Transactions*	*Purchase Price per Share*	*Aggregate Purchase Price*[(A)]
2001						
June	Institutional shareholder	2,020,784	2,020,784	1	$18.10	$36,576,000
2000						
January	Open market	–	2,079	Various	17.74	37,000
February	Institutional shareholder	1,286,816	1,286,816	1	16.00	20,589,000
April		1,000,000	–	–	–	–
Various	Open market purchases	–	29,837	Various	16.28	486,000
		2,286,816	1,318,732		16.01	21,112,000
1999						
November		1,000,000	–	–	–	–
November/ December	Open market/ Odd-lot holders[(B)]	–	738,247	Various	16.44	12,134,000
		1,000,000	738,247			12,134,000
Total		5,307,600	4,077,763		$17.12	$69,822,000

(A) Excluding expenses.
(B) The odd-lot share program approved in 1999 offered identified eligible shareholders owning fewer than 50 shares the opportunity to sell all of their shares back to the Company.

In July 1999, the Company purchased 3,598 common shares at the current market price of $20.75 per share from an officer who resigned.

The Company has issued shares to executive officers and other employees through annual bonus and/or deferred compensation awards, as well as certain shares issued at the date of the Merger, pursuant to the Company's non-qualified deferred compensation plan. At December 31, 2001, an aggregate of 317,977 shares, which had an aggregate market value of approximately $6,112,000 at the respective dates of issuance, have been classified as Treasury Stock in the Company's consolidated financial statements. Such shares are generally held in a Rabbi Trust and are accounted for pursuant to existing accounting literature. The bonus awards vest immediately and the deferred compensation awards vest over various periods ranging from two to five years or sooner based upon certain change in control provisions, as long as the officer or employee is still employed by the Company. A summary of activity for the three years ended December 31, 2001 follows:

	For the Years Ended December 31,					
	2001		*2000*		*1999*	
	Number of Shares	*Value at Date of Issuance*	*Number of Shares*	*Value at Date of Issuance*	*Number of Shares*	*Value at Date of Issuance*
Shares issued pursuant to plan, January 1	257,935		208,380		244,836	
Shares issued as deferred compensation awards	71,087	$ 19.08	53,305	$ 15.69	12,941	$20.00/$15.88
Shares re-acquired at termination of employment	–		–		(39,517)	$17.75/$31.50
Shares released under terms of agreements	(11,025)	$20.00/$15.69	(3,750)	$ 20.00	(9,880)	$17.75/$31.50
Balance at December 31	317,997		257,935		208,380	
Shares vested at December 31	231,297		155,084		110,492	

During the years ended December 31, 2001, 2000 and 1999, the Company recorded costs approximating $1,578,000, $907,000 and $848,000, respectively, pursuant to the issuances under the deferred compensation arrangements. Such amounts are included in General and Administrative expenses in the Company's consolidated financial statements.

The Company issued an aggregate of 4,560 and 4,655 common shares during 2001 and 2000, as part of the non-cash compensation arrangements to the non-employee members of the Company's Board of Directors, which were valued in the aggregate at $80,000 in each period.

In prior years, the Company had issued a total of 2,202,099 warrants (including 61,984 issued during 1999), to purchase shares of common stock to certain joint venture partners, including 2,128,099 to Whitehall and 74,000 to its partners in CVW. Pursuant to the December 2000 Amendments, the Whitehall Warrants were returned and cancelled. The warrants issued to the CVW partners were repurchased in July 2001 for $80,000 and cancelled.

In May 2000, the Company exchanged the 169,903 shares of class A common stock held by EQR for a like number of shares of the Company's class A-1 common stock. The class A-1 common stock's par value is $0.02 per share and has rights substantially similar to the class A common stock.

The Company's retained earnings included approximately $1,823,000 of undistributed retained earnings at December 31, 2001 from Second Holding, as such distributions are limited to 48% of earnings.

The Company did not declare or distribute any dividends during 2001, 2000 or 1999.

10. SHARE OPTION PLANS

The Company has adopted certain incentive plans (the "Incentive Plans") for the purpose of attracting and retaining the Company's directors, officers and employees under which it has reserved 2,538,118 common shares for issuance. Options granted under the Incentive Plans expire ten years from the date of grant, vest over periods ranging generally from six months to five years, and generally contain the right to receive reload options under certain conditions.

The following table presents the changes in options outstanding by year, as well as other plan data:

	2001		*2000*		*1999*	
	Options	*Weighted-Average Exercise Price*	*Options*	*Weighted-Average Exercise Price*	*Options*	*Weighted-Average Exercise Price*
Outstanding at January 1	1,761,655	$ 24.20	1,794,680	$ 24.16	1,779,305	$ 25.58
Granted	12,500	19.25	19,250	16.15	206,125	17.33
Exercised	–	–	–	–	–	–
Forfeited/cancelled [(A)]	(633,531)	(28.92)	(52,275)	(21.00)	(190,750)	(30.08)
Expired	–	–	–	–	–	–
Outstanding at December 31	1,140,624	21.52	1,761,655	24.20	1,794,680	24.16
Options exercisable at December 31	922,261	$ 21.48	1,234,096	$ 23.51	672,825	$ 24.22
Weighted average fair value of options granted (per option)	$ 10.72		$ 9.57		$ 10.28	
Weighted average remaining contractual life at December 31	6.0 years		6.9 years		7.9 years	

(A) 2001 amount primarily includes 284,551 options repurchased and cancelled in connection with Mr. Lowenthal's separation arrangements from the Company and 290,000 options cancelled pursuant to Mr. Lynford's amended employment agreement.

Pursuant to SFAS 123, described in Note 2, the pro forma net (loss) income available to common shareholders as if the fair value approach to accounting for share-based compensation had been applied (as well as the assumptions to calculate fair value using the Black-Scholes option pricing model) is as follows:

	For the Years Ended December 31,		
(amounts in thousands, except per share amounts)	*2001*	*2000*	*1999*
Net (loss) income – as reported	$(2,725)	$6,468	$8,861
Expense	1,677	2,045	2,112
Net (loss) income – pro forma	$(4,402)	$4,423	$6,749
Net (loss) income per common share, basic and diluted:			
As reported	$ (0.38)	$ 0.76	$ 0.86
Pro forma	$ (0.61)	$ 0.52	$ 0.66
Assumptions:			
Expected volatility ranges	34%	37% to 38%	36% to 37%
Expected life	10 years	10 years	10 years
Risk-free interest rate ranges	5.17%	5.45% to 6.24%	4.68% to 6.08%
Expected dividend yield	–	–	–

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

11. COMMITMENTS AND CONTINGENCIES

The Company has entered into employment agreements with six of its officers and employees. Such agreements are for terms which expire between 2002 and 2004, and provide for aggregate minimum annual fixed payments of approximately $1,994,000, $1,624,000 and $643,000 in 2002, 2003 and 2004, respectively.

In connection with his retirement, Mr. Lowenthal and the Company entered into an employment separation agreement which, among other benefits, provides for (a) a severance payment to him on March 31, 2002 of $1,650,000, (b) the Company's repurchase of 284,551 of his stock options during 2002 at $2.3827 per option, or an aggregate of $678,000 and (c) the Company's repurchase, at Mr. Lowenthal's option, of his remaining 284,551 stock options on or after January 2, 2003, for the same amount per option as the initial stock option repurchase. Upon entering the employment separation agreement, the 569,102 options had an average remaining term of six years and a Black-Scholes valuation of approximately $3,300,000. For the consulting services to be performed by Mr. Lowenthal after his retirement, he will receive payments at the rate of $100,000 per annum through December 31, 2004. In connection with these arrangements and other personnel changes, the Company recorded a non-recurring charge of approximately $3,527,000 in the fourth quarter of 2001.

Mr. Lynford's employment arrangement has been modified pursuant to an Amended and Restated Employment Agreement (the "Restated Agreement") and provides, among other things, for the maintenance of his current base salary of $318,000 per year and an annual minimum bonus of $325,000 throughout the term of the agreement through December 31, 2004. In addition, Mr. Lynford will be entitled to receive a severance payment of $1,929,000 in the event (a) he terminates his employment by reason of a change in control of the Company (as defined in the Restated Agreement), (b) the Company terminates his employment other than for proper cause (as defined in the Restated Agreement) or (c) his employment is terminated by reason of his death or disability. The provisions in the prior employment agreement providing for the reimbursement to Mr. Lynford of excise and certain income taxes with respect to the severance payments have been eliminated. On December 31, 2001, the Company issued $1,356,000 of restricted shares of common stock (which equates to 71,087 shares at $19.075 per share), one third of which are to vest on each of December 31, 2001, June 30, 2002 and January 1, 2003. Mr. Lynford has also agreed to the cancellation of 290,000 of the 569,102 options to acquire the Company's common stock held by him. The 290,000 options had a Black-Scholes valuation of approximately $1,400,000 at the date of cancellation.

As commercial real estate owners, the Company and its principal joint venture are subject to potential environmental costs. In December 2001, the Company submitted a report to the New Hampshire Department of Environmental Services ("NHDES") that summarized the findings of an environmental testing firm engaged by the Company with respect to groundwater and surface water monitoring and testing which took place during 2001 on one of its owned properties. The NHDES responded in January 2002 with concerns about surface water contamination, volatile organic chemical ("VOC") migration off of the

11. COMMITMENTS AND CONTINGENCIES *(continued)*

property and air quality. The NHDES mandated further testing before a remediation action plan is considered. Further preliminary testing conducted by the environmental testing firm since the NHDES response suggests that the surface water contamination is caused by the groundwater contamination and that the VOC contamination may be migrating off of the property. Once the Company's "Scope of Work" plans have been approved, the Company will conduct further testing to address the NHDES's concerns. Following that testing, the Company will present the findings and a recommended plan of remediation to the NHDES. At this time, it is too early to conclude the form of remediation that will be required, or the cost thereof, but in all likelihood, the remediation required will be a more aggressive one than natural attenuation. During 2001, the Company incurred approximately $48,000 of costs principally for its environmental testing firm, with respect to this matter.

From time-to-time, legal actions are brought against the Company in the ordinary course of business. In the opinion of management, such matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

In 1997, the Company adopted a defined contribution savings plan pursuant to Section 401 of the Internal Revenue Code. Under such a plan there are no prior service costs. All employees are eligible to participate in the plan after three months of service. Employer contributions are made based on a discretionary amount determined by the Company's management. Employer contributions, if any, are based upon the amount contributed by an employee. During the years ended December 31, 2001, 2000 and 1999, the Company made contributions of approximately $43,000, $35,000 and $43,000, respectively.

The Company is a tenant under operating leases for its New York and Denver offices. Rent expense was approximately $866,000, $853,000 and $812,000 for the years ended December 31, 2001, 2000 and 1999, respectively, which includes base rent plus other charges. Future minimum lease payments under operating leases at December 31, 2001 are as follows:

For the Years Ended December 31,	*Amount*
2002	$ 758,000
2003	753,000
2004	815,000
2005	815,000
2006	815,000
Thereafter	1,495,000

At December 31, 2001, the Company had capital commitments to certain joint venture investments. The Company may make additional equity investments subject to board approval if deemed prudent to do so to protect or enhance its existing investment. At December 31, 2001, capital commitments are as follows:

Commitment	*Amount*
Wellsford/Whitehall	$ 4,000,000(A)
Clairborne Prudential equity	10,208,000(B)

(A) Pursuant to the Amendments, the Company could provide for up to 40% of a $10,000,000 loan to, or preferred equity investment in, the venture with its joint venture partner. Whitehall committed to fund the remaining $6,000,000.

(B) Capital calls are subject to the Company's approval of such investments.

Wellsford/Whitehall has agreed to maintain certain tax indemnities for one of the joint venture partners relating to assets acquired from this partner in 1998. This indemnity was preserved during 2001 as the acquisitions of six properties related to the completion of the purchase requirements with respect to properties sold in February and April 2001 as part of tax-free exchanges. Wellsford/Whitehall and the Company will continue to monitor asset sales and debt levels with respect to these tax indemnities.

See Note 12 for additional commitments and contingencies.

12. SEGMENT INFORMATION

The Company's operations are organized into three SBUs. The following table presents condensed balance sheet and operating data for these SBUs for 2001, 2000 and 1999:

(amounts in thousands)	*Commercial Property Investments*	*Debt and Equity Investments*	*Development and Land Investments*	*Other**	*Consolidated*
December 31, 2001					
Investment properties:					
Real estate held for investment, net	$ –	$ –	$150,129	$ –	$150,129
Real estate held for sale**	–	5,560	–	–	5,560
Residential units available for sale	–	–	5,401	–	5,401
Real estate, net	–	5,560	155,530	–	161,090
Notes receivable	–	34,785	–	–	34,785
Investment in joint ventures	57,790	38,017	–	–	95,807
Cash and cash equivalents	11	8,217	442	27,479	36,149
Restricted cash and investments	–	–	949	6,604	7,553
Other assets	–	9,331	2,066	(943)	10,454
Total assets	$57,801	$95,910	$158,987	$ 33,140	$345,838
Mortgage notes payable	$ –	$ –	$121,731	$ –	$121,731
Credit facility	–	–	–	–	–
Accrued expenses and other liabilities	–	3,641	3,942	9,949	17,532
Convertible Trust Preferred Securities	–	–	–	25,000	25,000
Minority interest	21	–	3,475	–	3,496
Equity	57,780	92,269	29,839	(1,809)	178,079
Total liabilities and equity	$57,801	$95,910	$158,987	$ 33,140	$345,838
For the Year Ended December 31, 2001					
Rental revenue	$ –	$ 2,019	$ 11,750	$ –	$ 13,769
Revenue from sales of residential units	–	–	21,932	–	21,932
Interest revenue	–	4,166	–	1,009	5,175
Fee revenue	–	283	(54)	388	617
Total revenues	–	6,468	33,628	1,397	41,493
Cost of sales of residential units	–	–	19,364	–	19,364
Operating expenses	–	1,403	3,997	–	5,400
Depreciation and amortization	1,947	7	3,066	287	5,307
Interest	–	300	4,027	29	4,356
General and administrative	–	65	–	8,402	8,467
Restructuring charge	–	–	–	3,527	3,527
Total costs and expenses	1,947	1,775	30,454	12,245	46,421
Income from joint ventures	4,367	197	–	–	4,564
Minority interest	–	–	(282)	–	(282)
Income (loss) before taxes and accrued distributions and amortization of costs on Convertible Trust Preferred Securities	$ 2,420	$ 4,890	$ 2,892	$(10,848)	$ (646)

* *Includes corporate cash, restricted cash and investments, other assets, accrued expenses and other liabilities, general and administrative expenses, restructuring charge, interest income and interest expense that has not been allocated to the operating segments.*

** *Real estate held for sale in the Debt and Equity Investments SBU is net of the remaining impairment reserve of $2,175.*

12. SEGMENT INFORMATION *(continued)*

(amounts in thousands)	*Commercial Property Investments*	*Debt and Equity Investments*	*Development and Land Investments*	*Other**	*Consolidated*
December 31, 2000					
Investment properties:					
Real estate held for investment, net	$ –	$ –	$113,598	$ –	$113,598
Real estate held for sale, at expected net sales value**	–	23,583	–	–	23,583
Residential units available for sale	–	–	21,850	–	21,850
Real estate, net	–	23,583	135,448	–	159,031
Notes receivable	–	37,824	–	–	37,824
Investment in joint venture	82,820	38,149	–	–	120,969
Cash and cash equivalents	93	9,830	168	26,278	36,369
Restricted cash and investments	–	445	2,468	7,009	9,922
Other assets	–	10,437	1,109	109	11,655
Total assets	$82,913	$120,268	$139,193	$33,396	$375,770
Mortgage notes payable	$ –	$ –	$104,404	$ –	$104,404
Credit facilities	–	12,000	–	–	12,000
Accrued expenses and other liabilities	–	4,380	2,124	8,649	15,153
Convertible Trust Preferred Securities	–	–	–	25,000	25,000
Minority interest	37	–	3,193	–	3,230
Equity	82,876	103,888	29,472	(253)	215,983
Total liabilities and equity	$82,913	$120,268	$139,193	$33,396	$375,770
For the Year Ended December 31, 2000					
Rental revenue	$ –	$ 6,096	$ 12,585	$ –	$ 18,681
Interest revenue	–	4,436	–	1,821	6,257
Fee revenue	–	–	–	686	686
Total revenues	–	10,532	12,585	2,507	25,624
Operating expenses	–	2,658	4,102	–	6,760
Depreciation and amortization	409	1,355	3,097	107	4,968
Interest	–	3,118	4,858	(900)	7,076
General and administrative	–	171	–	7,206	7,377
Total expenses	409	7,302	12,057	6,413	26,181
Gain on sale of assets, net of impairment provision of $4,725***	–	2,710	3,425	–	6,135
Income from joint ventures	1,674	1,573	–	–	3,247
Minority interest	–	–	(66)	–	(66)
Income (loss) before taxes and accrued distributions and amortization of costs on Convertible Trust Preferred Securities	$ 1,265	$ 7,513	$ 3,887	$(3,906)	$ 8,759

* *Includes corporate cash, restricted cash and investments, other assets, accrued expenses and other liabilities, general and administrative expenses, interest income and interest expense that has not been allocated to the operating segments.*

** *Real estate held for sale in the Debt and Equity Investments SBU is net of a $4,725 impairment reserve.*

*** *Impairment provision pertains to assets in the Debt and Equity Investments SBU.*

(amounts in thousands)	*Commercial Property Investments*	*Debt and Equity Investments*	*Development and Land Investments*	*Other**	*Consolidated*
December 31, 1999					
Real estate, net	$ –	$ 38,103	$121,479	$ –	$159,582
Notes receivable	–	37,260	–	–	37,260
Investment in joint ventures	79,688	34,702	–	–	114,390
Cash and cash equivalents	67	28,694	172	5,807	34,740
Restricted cash and investments	–	1,072	1,059	6,335	8,466
Other assets	–	7,070	822	4,001	11,893
Total assets	$ 79,755	$146,901	$123,532	$ 16,143	$366,331
Mortgage notes payable	$ –	$ 28,000	$ 91,315	$ –	$119,315
Accrued expenses and other liabilities	–	1,908	1,396	10,587	13,891
Minority interest	46	–	3,388	–	3,434
Equity	79,709	116,993	27,433	5,556	229,691
Total liabilities and equity	$ 79,755	$146,901	$123,532	$ 16,143	$366,331
For the Year Ended December 31, 1999					
Rental revenue	$ –	$ 5,545	$ 12,329	$ –	$ 17,874
Interest revenue	–	11,707	–	589	12,296
Fee revenue	–	–	–	600	600
Total revenues	–	17,252	12,329	1,189	30,770
Operating expenses	–	2,561	3,686	–	6,247
Depreciation and amortization	337	2,509	2,999	309	6,154
Interest	–	4,346	4,827	226	9,399
General and administrative	–	1,131	–	6,595	7,726
Total expenses	337	10,547	11,512	7,130	29,526
Gain on sale of assets	–	–	–	–	–
Income from joint ventures	7,183	2,439	–	–	9,622
Minority interest	–	(1)	(54)	–	(55)
Income (loss) before taxes	$ 6,846	$ 9,143	$ 763	$ (5,941)	$ 10,811

* *Includes corporate cash, restricted cash and investments, other assets, accrued expenses and other liabilities, general and administrative expenses, interest income and interest expense that has not been allocated to the operating segments.*

12. SEGMENT INFORMATION *(continued)*

Commercial Property Operations – Wellsford/Whitehall

The Company's commercial property operations currently consist solely of its interest in Wellsford/Whitehall, a joint venture among the Company, various entities affiliated with Whitehall, private real estate funds sponsored by Goldman Sachs, as well as a family based in New England. The Company had a 32.58% interest in Wellsford/Whitehall as of December 31, 2001. The manager of the joint venture is a Whitehall affiliate. At December 31, 2001, Wellsford/Whitehall owned and operated 35 properties (primarily office properties) totaling approximately 3,905,000 square feet (including approximately 598,000 square feet under renovation), primarily located in New Jersey, Massachusetts and Maryland. Wellsford/Whitehall leases and re-leases space, performs construction for tenant improvements, expands buildings, re-develops properties and based on general and local economic conditions and specific conditions in the real estate industry, may from time to time sell properties for an appropriate price. It is not expected that Wellsford/Whitehall will purchase any new assets, except in limited cases.

The Company's investment in Wellsford/Whitehall, which is accounted for on the equity method, was approximately $57,790,000 and $82,820,000 at December 31, 2001 and 2000, respectively. The following table details the changes in the Company's investment in Wellsford/Whitehall:

(amounts in thousands)	*2001*	*2000*
Investment balance at January 1,	$ 82,820	$79,688
Contributions	8,468	3,763
Income from operations	302	1,583
Gains from asset sales	10,321	92
Impairment provision	(6,256)	–
Amortization	(1,778)	(409)
Distributions	(35,984)	(1,897)
Accumulated other comprehensive income	(103)	–
Investment balance at December 31,	$ 57,790	$82,820

In 1997, at the time of the Spin-off, the Company owned six commercial office buildings, five of which were then vacant, containing an aggregate of approximately 949,400 square feet which were acquired for an aggregate of approximately $47,600,000 (the "WRP Commercial Properties").

In August 1997, the Company, in a joint venture with Whitehall formed a private real estate operating company, Wellsford/Whitehall. The Company contributed the WRP Commercial Properties and Whitehall contributed four commercial properties upon formation of Wellsford/Whitehall. Initial capital aggregating $150,000,000 was committed by the partners including the net amount of contributed properties, net of assumed debt. Prior to December 31, 2000, the Company managed Wellsford/Whitehall on a day-to-day basis.

In December 2000, the Company and Whitehall executed definitive agreements modifying the terms of the joint venture, effective January 1, 2001 (the "Amendments"). The Amendments, which, among other items, provided for the Company and Whitehall to extend their existing capital commitments to Wellsford/Whitehall for one year to December 31, 2001 and to provide an aggregate of $10,000,000 of additional financing or preferred equity to Wellsford/Whitehall through December 2003, if required. As a result of the Amendments, an affiliate of Whitehall replaced the Company as the managing member of Wellsford/Whitehall. All employees working on Wellsford/Whitehall business were transferred from the Company to WP Commercial, L.L.C. ("WP Commercial"), the new management company, which is owned by affiliates of Whitehall and senior management of WP Commercial. WP Commercial is providing management, construction, development and leasing services to Wellsford/Whitehall based upon an agreed upon fee schedule. WP Commercial is also providing similar services to a new venture formed by Whitehall (the "New Venture") as well as to third parties, including tenants of Wellsford/Whitehall and new owners of properties sold by Wellsford/Whitehall.

During the year ended December 31, 2001, Wellsford/Whitehall paid the following fees to WP Commercial:

Administrative management	$6,850,000
Construction, construction management, development and leasing	$1,787,000

WP Commercial leases space at three buildings owned by Wellsford/Whitehall at each of its geographic regions for management and administration, including one building sold in November 2001. Aggregate rent received during 2001 by Wellsford/Whitehall amounted to $542,000 for the period of ownership.

Wellsford/Whitehall, pursuant to the terms of the Amendments, discontinued payment of a $600,000 annual administrative fee to the Company as of December 31, 2000; however, Whitehall has agreed to pay the Company fees with respect to assets sold by Wellsford/Whitehall equal to 25 basis points of the sales proceeds and up to 60 basis points (30 basis points are deferred pending certain return on investment hurdles being reached) for each purchase of real estate made by certain other affiliates of Whitehall, until such purchases aggregate $400,000,000. Also, as part of the Amendments, warrants to purchase 2,128,099 of the Company's common stock, which had previously been issued to Whitehall, were returned and cancelled. The Amendments included a buy/sell agreement between the Company and Whitehall effective after December 31, 2003 with respect to any remaining assets.

The following table presents a condensed balance sheet and operating data for the Wellsford/Whitehall segment:

Condensed Balance Sheet Data

	December 31,	
(amounts in thousands)	*2001*	*2000*
Real estate, net	$511,648	$589,154
Cash and cash equivalents	32,723	6,161
Other assets [(A)]	27,740	26,821
Total assets	572,111	622,136
Mortgages payable	111,949	136,490
Credit facility	258,060	244,250
Preferred equity [(B)]	–	18,323
Common equity	183,815	201,044
Other comprehensive loss	(526)	–

Condensed Operating Data

	For the Years Ended December 31,		
(amounts in thousands)	*2001*	*2000*	*1999*
Rental revenue [(C)]	$ 78,459	$ 77,087	$ 73,356
Interest and other income [(D)]	5,051	5,363	1,320
Total revenues	83,510	82,450	74,676
Operating expenses	30,328	28,774	27,432
Depreciation and amortization	17,323	13,215	11,702
Interest	26,559	25,994	25,586
General and administrative	7,345	9,598	8,142
Total expenses	81,555	77,581	72,862
Gain on sale of assets	27,336	239	15,642
Impairment provisions	(16,545)	–	–
Income before preferred equity distributions	$ 12,746	$ 5,108	$ 17,456

(A) Includes the marked to market value of an interest rate protection contract of $1,089 at December 31, 2001.

(B) Preferred equity converted to common equity in September 2001.

(C) Includes a reduction in income of $262 and an increase in income of $1,271 and $1,218 from the straight-lining of tenant rents for the years ended December 31, 2001, 2000 and 1999, respectively.

(D) Includes lease cancellation income of $4,012, $4,037 and $395 for the years ended December 31, 2001, 2000 and 1999, respectively.

12. SEGMENT INFORMATION *(continued)*

During July 2001, Wellsford/Whitehall entered into a contract to sell the Pointview property, a 194 acre complex with two buildings totaling approximately 564,000 square feet, located in Wayne, New Jersey. This property, which was a major development project of Wellsford/Whitehall, had been unoccupied since its purchase in 1997. In anticipation of the consummation of the sale, Wellsford/Whitehall recorded a $15,561,000 impairment provision at June 30, 2001, of which the Company's allocable share was approximately $5,908,000. This impairment arose from the change in the intended mixed-use of the property from office space, a conference center and residential development to an available for sale headquarters complex. The sale was completed in September 2001. As a result of a sales price adjustment and cost savings during the third and fourth quarters of 2001, Wellsford/Whitehall recorded an additional net impairment provision of $178,000, of which the Company's share was $64,000. Aggregate impairment provisions recorded during 2001, including the Pointview provision noted above, was $16,545,000, of which the Company's share was $6,256,000.

The following table presents property information summarized by geographic region:

	Number of Properties					
	Total	*Land Parcels*	*Office*	*Retail*	*Total Portfolio Square Feet*	*Undepreciated Cost Basis*
As of December 31, 2001						
New Jersey	17	2	13	2	2,140,000	$272,851,000
Boston, MA	10	–	10	–	1,203,000	209,551,000
Maryland/ Washington, D.C.	5	–	4	1	531,000	65,578,000
Other	3	–	–	3	31,000	8,219,000
	35	2	27	6	3,905,000	$556,199,000
As of December 31, 2000						
New Jersey	19	2	17	–	3,059,000	$353,268,000
Boston, MA	16	–	16	–	1,361,000	221,225,000
Maryland/ Washington, D.C.	4	–	4	–	509,000	43,002,000
Other	1	–	1	–	24,000	2,158,000
	40	2	38	–	4,953,000	$619,653,000

During the years ended December 31, 2001, 2000 and 1999, Wellsford/Whitehall participated in the following transactions:

2001 Activity

Purchases [1]:

(amounts in millions, except square feet and per square foot amounts)

Month	Location	Gross Leasable Square Feet	Number of Properties	Purchase Price	Purchase Price per Square Foot	Occupancy
April	Various	54,000	5	$18.7	$342.20	100%
October	Decatur, GA	10,000	1	2.3	231.51	100%
		64,000	6	$21.0	324.91	100%

Sales:

(amounts in millions, except square feet and per square foot amounts)

Month	Location	Gross Leasable Square Feet	Number of Properties	Sales Price	Sales Price per Square Foot	Gain (Loss)
February	Newton, MA	102,000	5	$ 18.0	$176.47	$ 3.5
April	Portland, ME	24,000	1	1.6	66.67	–
May	Parsippany, NJ	257,000	1	61.5	239.30	17.9
August	Andover, MA	63,000	1	9.2	146.03	1.5
September	Wayne, NJ (Pointview)	564,000	1	35.5	62.94	– [2]
November	Wayne, NJ	56,000	1	8.2	146.43	2.4
November	Chatham, NJ	63,000	1	12.0	190.48	2.0
		1,129,000	11	$146.0	129.32	$27.3

(1) Acquisitions of these six properties completed the purchase requirements with respect to properties sold in February and April 2001 as part of a tax-free exchange pursuant to the rules of the Internal Revenue Code.

(2) Loss reflected as part of impairment provision (see above).

2000 Activity

Purchases:

Purchases that were made during the year ended December 31, 2000, were transferred to the New Venture, pursuant to the Amendments.

Sale:

(amounts in millions, except square feet and per square foot amounts)

Month	Location	Gross Leasable Square Feet	Number of Properties	Sales Price	Sales Price per Square Foot	Gain
August	Columbia, MD	38,000	1	$4.9	$128	$0.2

12. SEGMENT INFORMATION *(continued)*

1999 Activity

Purchases:

(amounts in millions, except square feet and per square foot amounts)

Month	*Type*	*Location*	*Gross Leasable Square Feet*	*Number of Properties*	*Purchase Price*[1]	*Purchase Price per Square Foot*
May	Office/Flex	Warren, NJ	129,000	1	$ 8.0	$ 62
June	Office	Boston, MA	64,000	1	10.2	159
June	Office	Boston, MA	68,000	1	13.1	193
July	Office/Land	Columbia, MD	97,000	1	10.7	110
July	Office	Owings Mills, MD	32,000	1	3.9	122
August	Land	Hanover, NJ	19.2 acres	1	2.0	–
August	Office	Hanover, NJ	96,000	1	13.3	139
September	Flex	Columbia, MD	144,000	1	3.8	26
November	Office	Rockville, MD	236,000	1	19.9	84
		Total purchases	866,000	9	$84.9	–
		Total, excluding land	866,000	8	$82.9	96

Sales:

(amounts in millions, except square feet and per square foot amounts)

Month	*Location*	*Gross Leasable Square Feet*	*Number of Properties*	*Sales Price*	*Sales Price per Square Foot*	*Gain*
February	Wayne, NJ	2.58 acres[2]	1	$ 0.3	$ –	$ 0.2
May	Boston, MA	65,000	1	8.1	125	2.3
August	Needham, MA	261,000	1	26.0	100	5.6
November	Washington, D.C.	225,000	1	43.4	193	7.5
	Total sales	551,000	4	$77.8	–	$15.6
	Total, excluding land	551,000	3	$77.5	141	$15.4

(1) The 1999 Wellsford/Whitehall acquisitions described above were funded with proceeds from a first mortgage financing on five of the properties and seller financing in the form of a second mortgage on one of the properties in the aggregate amount of $43,401,000 and additional capital contributions by the Company and Whitehall.

(2) Sale of vacant land.

During June 2001, Wellsford/Whitehall obtained a three-year, $353,000,000 revolving credit facility from General Electric Capital Corporation with an initial funding of approximately $273,000,000 before transaction costs. The remaining balance will be available to be drawn to fund certain capital expenditures and upon achieving certain operating results from six properties. The facility bears interest at LIBOR + 2.90% per annum (4.78% at December 31, 2001) and matures in June 2004 with two 12-month extension options, subject to meeting certain operating and valuation covenants. The facility was secured by interests in twenty-four commercial office properties in the Wellsford/Whitehall portfolio upon its initial funding. This facility replaces the previously existing facility which was due to mature in December 2001. The outstanding balance of this facility was $258,060,000 at December 31, 2001, the reduction resulting from paydowns of $14,852,000 from two asset sales; such assets were released from the collateral pool. This financing was arranged by Goldman Sachs, to whom Wellsford/Whitehall paid a fee of approximately $2,644,500.

In July 2001, Wellsford/Whitehall entered into an interest rate protection contract at a cost of $1,780,000 (the "Cap"), which limits Wellsford/Whitehall's LIBOR exposure to 5.83% until June 2003 and 6.83% for the following year to June 2004 on $285,000,000 of debt. At December 31, 2001 the market value of the Cap was approximately $1,089,000. This Cap was purchased from Goldman Sachs.

In September 2000, Wellsford/Whitehall obtained a $8,150,000 loan from Provident Bank of Maryland, of which $4,649,000 was drawn upon at December 31, 2001. The non-recourse loan, which will be used to rehabilitate the property, is secured by the leasehold interest in the 144,000 square foot Oakland Ridge office park, a four building office complex located in Columbia, Maryland, has a term of 2.5 years, plus one twelve-month extension at Wellsford/Whitehall's option and bears interest at LIBOR + 2.00% per annum (3.88% at December 31, 2001), which is capitalized into the loan.

The Company made temporary advances to Wellsford/Whitehall during 2000 and 1999 which bore interest at LIBOR + 5.00% per annum. The balance of the advances was repaid in full by December 31, 2000 and 1999, respectively. The Company earned approximately $703,000 and $517,000 of interest income during 2000 and 1999, respectively from such advances.

In July 1998, Wellsford/Whitehall modified the Wellsford/Whitehall Bank Facility with a predecessor of Fleet National Bank ("Wellsford/Whitehall Fleet Facility"). Under the terms, $300,000,000 represented a senior secured credit facility which bore interest at LIBOR + 1.65% per annum and $75,000,000 represented a second mezzanine facility which bore interest at LIBOR + 3.20% per annum. As of December 31, 2000, approximately $244,250,000 was outstanding under the Wellsford/Whitehall Fleet Facility (approximately $181,728,000 of which was under the senior facility). At March 31, 2000, the ability to draw on this facility expired. Wellsford/Whitehall exercised its right under the agreements to have the due date of both facilities extended for one year to December 15, 2001. In June 2001, the Wellsford/Whitehall Fleet Facility was repaid in full, terminated and replaced with the Wellsford/Whitehall GECC Facility.

The Company is entitled to receive incentive compensation payable out of distributions made by Wellsford/Whitehall (the "Promote") after return of capital and minimum annual returns of at least 15% to 17.5% on such capital balances to the Company and Whitehall. Pursuant to the Amendments, the Company will be entitled to earn 53.3% to 57.5% of the Promote. To date, the Company has not earned or received any distribution of the Promote and there can be no assurance that such Promote will be earned or received.

In June 1999, the capital commitment requirements of Wellsford/Whitehall were modified from an aggregate of $150,000,000 ($75,000,000 by each partner) to an aggregate of $250,000,000. The Company's total portion of $85,000,000 and Whitehall's total portion of $165,000,000 were fully funded as of December 31, 2001.

In connection with the formation of Wellsford/Whitehall, the Company issued warrants (the "Whitehall Warrants") to Whitehall to purchase 2,066,115 shares of the Company's common stock at an exercise price of $24.20 per share, exercisable until August 28, 2002 and payable in cash or membership units in Wellsford/Whitehall. As part of the new capital commitment from Whitehall in 1999, the Company issued additional warrants to purchase an additional 61,984 shares of the Company's common stock at an exercise price of $24.20 per share, exercisable until May 28, 2004 and payable in cash. Pursuant to the Amendments, all 2,128,099 Whitehall warrants were returned and cancelled. In addition, Whitehall's right to convert $25,000,000 of membership units in Wellsford/Whitehall for shares of the Company's common stock, or cash at the Company's election, was eliminated.

As a condition to the formation of Wellsford/Whitehall in 1997, the Company had agreed with Whitehall to conduct its business and activities relating to office properties (but not other types of commercial properties) located in North America solely through its interest in Wellsford/Whitehall. Whitehall has agreed to waive this condition in connection with the Amendments.

Debt and Equity Activities – Wellsford Capital

At December 31, 2001, the Company had the following investments: (i) approximately $34,785,000 of direct debt investments which bore interest at an average yield of approximately 11.38% for the year ended December 31, 2001 and had an average remaining term to maturity of approximately 4.3 years; (ii) approximately $31,233,000 in companies which were organized to invest in debt instruments, including $27,803,000 in Second Holding Company, L.L.C., a company which was organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade rated other asset-backed securities ("Second Holding"); and (iii) approximately $6,784,000 in a real estate information and database company and another real estate-related venture. In addition, the Company owned and operated two commercial properties with a net book value of approximately $5,560,000, totaling approximately 175,000 square feet located in Salem, New Hampshire and Philadelphia, Pennsylvania at December 31, 2001.

12. SEGMENT INFORMATION *(continued)*

Debt Investments

277 Park Loan

In April 1997, the Company and a predecessor of Fleet National Bank originated an $80,000,000 loan (the "277 Park Loan") to entities which own substantially all of the equity interests (the "Equity Interests") in the entity which owns a 1,750,000 square foot office building located in New York City (the "277 Park Property"). The Company has advanced $25,000,000 pursuant to the 277 Park Loan. The 277 Park Loan is secured primarily by a pledge of the Equity Interests owned by the borrowers and thus is junior to a 10-year $345,000,000 (amortized balance of $320,994,000 at December 31, 2001) first mortgage loan (the "REMIC Loan") on the 277 Park Property.

The 277 Park Loan bears interest at the rate of 12.00% per annum for the first nine years of its term and at a floating rate during the tenth year equal to LIBOR + 5.15% per annum or the Fleet National Bank base rate plus 5.15% per annum, as elected by the borrowers. The principal amount of the 277 Park Loan and all accrued interest will be payable in May 2007; the REMIC Loan is also due in May 2007. The Company earned approximately $3,042,000, $3,050,000 and $3,042,000 per year of interest income from the 277 Park Loan during 2001, 2000 and 1999, respectively, or 7.3%, 12.2% and 10.1% of its total non-joint venture revenues during such periods.

Patriot Loan

In September 1999, the Company and Fleet National Bank originated a $10,000,000 second mortgage loan. Pursuant to this second mortgage loan, the Company advanced $5,000,000 (its 50% share) which is subordinate to a $75,000,000 first mortgage with Fleet National Bank (amortized balance of approximately $72,514,000 at December 31, 2001). The loan bears interest at LIBOR + 4.75% per annum (6.89% at December 31, 2001) with payments of interest only through August 2001 and thereafter, principal and interest based on a 25-year amortization through the loan's maturity in July 2002 (the "Patriot Loan"). The Patriot Loan is secured by a second mortgage lien on a 608,000 square foot mixed-use property in Boston, Massachusetts. The loan balance due to the Company on December 31, 2001 was approximately $4,973,000. The Company earned approximately $449,000, $564,000 and $189,000 of interest income from the Patriot Loan during 2001, 2000 and 1999, respectively, or 1.1%, 2.3% and 0.6% of its total non-joint venture revenues during such periods.

The Abbey Company Credit Facility

In August 1997, the Company and a predecessor of J.P. Morgan Chase ("JPMC") originated a $70,000,000 credit facility secured by first mortgages (the "Abbey Credit Facility") to affiliates of The Abbey Company, Inc. ("Abbey"). In May 1998, the Company and JPMC expanded the Abbey Credit Facility to $120,000,000. In December 1998, Abbey repaid $20,000,000, thereby reducing the total available balance to $100,000,000. In September 1999, an additional $83,500,000 was repaid, thereby reducing the total available balance to $16,500,000. Advances under the Abbey Credit Facility were made for up to 65% of the value of the borrowing base collateral which consisted of first mortgage loans on office, industrial and retail properties, all cross collateralized, totaling approximately 250,000 square feet. The Company's portion of the outstanding balance was approximately $4,300,000 at December 31, 1999. In August 2000, the remaining balance was repaid and the Abbey Credit Facility was terminated.

The Company was entitled to interest on its advances under the Abbey Credit Facility at LIBOR + 4.00% per annum. The Company earned approximately $295,000 and $2,941,000 of interest income from the Abbey Credit Facility during 2000 and 1999, respectively, or 1.2% and 9.8% of its total non-joint venture revenues during such periods.

Safeguard Credit Facility

In December 1998, the Company and JPMC originated a $90,000,000 credit facility secured by cross-collateralized first mortgages on nine properties (the "Safeguard Credit Facility") to Safeguard Capital Fund, L.P. ("Safeguard"). The Safeguard Credit Facility which was made available to Safeguard until April 2001 was terminated on January 30, 2001 when the outstanding balance of $2,900,000 was repaid. Advances under the facility were made for up to 75% of the value of the borrowing base collateral which consisted of nine self-storage properties, totaling approximately 608,000 square feet. The Company was entitled to interest on its advances under the Safeguard Credit Facility at LIBOR + 4.00% per annum.

Approximately $5,900,000 had been advanced by the Company under the Safeguard Credit Facility at December 31, 1998, with additional advances made of approximately $2,200,000 through March 1999, at which time, the loan with a balance of $8,100,000 was contributed to the Company's joint venture investment, Second Holding. This venture also assumed the first $25,000,000 of the Company's commitment to fund additional advances under the Safeguard Credit Facility (including amounts advanced through December 31, 1999). The Company retained the remaining $20,000,000 commitment, of which $2,900,000 was advanced to Safeguard in September 1999 and was outstanding at December 31, 2000 and 1999, respectively. The Safeguard Credit Facility was repaid in full in January 2001. The Company earned approximately $25,000, $306,000 and $292,000 of interest income from the Safeguard Credit Facility during 2001, 2000 and 1999, respectively, or 0.1%, 1.2% and 1.0% of its total non-joint venture revenues during such periods.

DeBartolo Loan

In July 1998, the Company, Bank One, N.A. and several other financial institutions originated a $175,000,000 loan, in which the Company had an $18,000,000 participation (the "DeBartolo Loan"), to entities owned by Simon DeBartolo Group, L.P. The DeBartolo Loan was secured by partnership units in Simon DeBartolo Group, L.P., the operating partnership of a real estate investment trust which owns shopping malls nationwide. The DeBartolo Loan bore interest at 8.547% per annum, was payable quarterly, paid principal based on a 20-year amortization schedule and was due in July 2008. In March 1999, the amortized loan balance of approximately $17,600,000 was contributed to Second Holding. The DeBartolo Loan was sold at par during 2001. The Company earned approximately $360,000 of interest income from the DeBartolo Loan during 1999, or 1.2% of its non-joint venture revenues during the period.

Woodlands Loan

In December 1997, the Company, a predecessor of Fleet National Bank, Morgan Stanley Senior Funding, Inc. and certain other lenders made available to the owners and developers of a 25,000 acre master-planned residential community located north of Houston, Texas (the "Woodlands Property"), loans in the aggregate principal amount of $369,000,000 (the "Woodlands Loan"). The Woodlands Loan consisted of a revolving credit loan in the principal amount of $179,000,000 (the "Revolving Loan"), a secured term loan in the principal amount of $130,000,000 (the "Secured Loan"), and a second secured term loan in the principal amount of $60,000,000 (the "Second Secured Loan"). The Company advanced $15,000,000 pursuant to the Second Secured Loan. The Second Secured Loan was subordinate to the Revolving Loan and the Secured Loan and bore interest equal to LIBOR + 4.40% per annum. The principal amount of the Woodlands Second Secured Loan was repaid in full prior to December 31, 1999. The Company earned approximately $1,295,000 of interest income from the Woodlands Second Secured Loan during 1999, or 4.3% of its total non-joint venture revenues during the period.

REIT Bridge Loan

In August 1998, the Company, Deutsche Bank, N.A. and certain other lenders originated a $100,000,000 unsecured loan in which the Company had a $15,000,000 participation (the "REIT Bridge Loan") to a publicly traded real estate investment trust which owned 22 regional malls, eight multifamily apartment properties and five office properties nationwide. This loan bore interest at 9.875% per annum and was due in February 1999, with two three-month extensions available to the borrower. In January 1999, the REIT Bridge Loan was modified to extend the maturity date to August 1999 and increased the interest rate to 12.00% per annum. The borrower paid a 1.50% loan fee at origination and a 1.00% loan fee upon modification. This loan was repaid in full in July 1999. The Company earned approximately $1,050,000 of interest income from the REIT Bridge Loan during 1999, or 3.5% of its total non-joint venture revenues during the period.

Broomfield Loan

In January 1999, the Company acquired a parcel of land in Broomfield, Colorado for approximately $7,200,000 pursuant to an outstanding standby commitment issued in 1998. In connection with this transaction, the Company collected approximately $401,000 of fees in 1998. In July 1999, the Company sold this land for $7,200,000 to a third party ("Buyer") and simultaneously collected an additional $1,100,000 in fees. The Company then purchased $11,740,000 of tax-exempt notes, bearing interest at 6.25% per annum and due in December 1999. These notes were issued by a quasi-governmental agency partially controlled by the Buyer and were guaranteed by a AA rated bank. The notes were repaid in full in December 1999. The Company earned approximately $1,555,000 on the Broomfield transaction during 1999, or 5.2% of its total non-joint venture revenues during the period.

12. SEGMENT INFORMATION *(continued)*

Second Holding

The Company contributed approximately $24,200,000 and $4,900,000 in 1999 and 1998, respectively, to a 51% owned joint venture special purpose finance company ("SPFC"), Second Holding, with Liberty Hampshire owning 10% and another unrelated entity owning the remaining 39%. The 1999 contribution was comprised of two of the Company's debt investments, the $17,600,000 DeBartolo Loan and the $8,100,000 outstanding balance of the Safeguard Credit Facility, net of $1,500,000 of cash received back from Second Holding. The other partners contributed their respective shares of their capital contributions in cash. During the latter part of 2000, an additional partner was admitted to the venture, who received a share of income, as defined, pursuant to a cumulative preference on earnings in return for providing credit enhancement to certain debt issued by Second Holding.

Effective January 1, 2002, the owners of Second Holding modified the terms of how income is allocated among the partners to remove the cumulative preference on earnings to the aforementioned partner. This one partner is entitled to 35% of net income, as defined by the agreement, while the other partners, including the Company, share in the remaining 65%. The Company's allocation of income is approximately 51% of the remaining 65%.

The Company's investment in Second Holding, which is accounted for on the equity method, was approximately $27,803,000 and $27,868,000 at December 31, 2001 and 2000, respectively.

Second Holding has been organized to purchase investment and non-investment grade rated real estate debt instruments and investment grade other asset-backed securities. These other asset-backed securities that Second Holding may purchase may be secured by, but not limited to, leases on aircraft, truck or car fleets, leases on equipment, consumer receivables, pools of corporate bonds and loans and sovereign debt.

The following table presents a condensed balance sheet and operating data for Second Holding:

Condensed Balance Sheet Data

(amounts in thousands)	*December 31,* 2001	2000
Cash and cash equivalents	$ 76,487	$ 73,136
Investments	926,453	229,003
Other assets [(A)]	19,943	4,795
Total assets	1,022,883	306,934
Debt	962,465	244,867
Total equity	54,581	54,492

Condensed Operating Data

(amounts in thousands)	*For the Years Ended December 31,* 2001	2000	1999
Interest	$ 30,528	$ 7,383	$ 3,243
Interest from Reis	–	169	506
Total revenue	30,528	7,552	3,749
Interest expense	28,017	3,665	–
Fees and other	2,422	1,084	812
Total expenses	30,439	4,749	812
Net income attributable to members [(B)]	$ 89	$ 2,803	$ 2,937

(A) Other assets includes an interest rate swap asset with a fair value of $13,531 at December 31, 2001.

(B) A partner which was admitted in the latter part of 2000 is entitled to a cumulative preference on earnings; accordingly all fiscal 2001 income is allocable to this partner.

At December 31, 2001, Second Holding had real estate debt and other asset-backed securities investments of approximately $926,453,000 and also had approximately $25,000,000 invested in commercial paper which was included in cash and cash equivalents in the Condensed Balance Sheet Data. The investment-grade assets and commercial paper investments are variable rate based and have a weighted average annual interest rate of 2.75% at December 31, 2001.

Second Holding utilizes funds from the issuance of bonds and medium term notes to make investments. At December 31, 2001, Second Holding had total debt of approximately $962,465,000 which is primarily comprised of (i) a privately placed ten-year $150,000,000 junior subordinated bond issue maturing April 2010 with a fair value of $163,531,000 at December 31, 2001 and an effective annual interest rate of LIBOR + 0.90% (3.29% at December 31, 2001), (ii) approximately $745,000,000 of medium term notes with a weighted average annual interest rate of 1.91% and (iii) approximately $58,858,000 of commercial paper with a weighted average annual interest rate of 2.07%, all of which are offset by unamortized issuance costs and discounts of approximately $4,924,000. The weighted average annual interest rate on Second Holding's debt was 2.14% at December 31, 2001.

The following table details the allocation of investments at December 31, 2001 and 2000 for Second Holding:

	December 31,	
	2001	2000
Security for Investments[(A)]		
Real estate	$334,601,000	$146,954,000
Corporate debt	135,686,000	–
Sovereign debt	73,000,000	–
Bank deposits	70,000,000	–
Aircraft leases	70,000,000	30,000,000
Fuel/oil receivables	35,000,000	–
Consumer receivables	33,500,000	–
Other asset-backed securities	174,666,000	52,049,000
	$926,453,000	$229,003,000
Standard & Poor's Ratings of Investments		
AAA	$759,241,000	$150,000,000
AA	42,750,000	40,000,000
AA-	28,000,000	–
A	60,210,000	–
A-	34,441,000	–
Other	1,811,000	39,003,000
	$926,453,000	$229,003,000

(A) Investments may be secured by the assets, interests in such assets or their respective economic benefit.

In August 2001, Second Holding purchased an aggregate of $24,825,000 in two classes of Mortgage Pass-Through Certificates, Series 2001—WTC (the "WTC Certificates") (the Company's share of which is $12,683,000). The WTC Certificates, rated AA and A at issuance, were part of a total bond offering of $563,000,000 which was used to finance the acquisition of the leasehold interest in towers 1 and 2 and buildings 4 and 5 of the World Trade Center in New York City. Subsequent to the events of September 11, 2001 which resulted in the destruction of these buildings, the Company has been informed by GMAC Commercial Mortgage Corporation, the master and special servicer, that the WTC Certificates are not in default. The property casualty and business interruption insurance obtained in connection with the WTC Certificates does not exclude acts of terrorism and such insurance is from a consortium of 22 insurers. As of December 31, 2001, the rating agencies did not change their ratings on the WTC Certificates. The Company believes that the insurance coverage is sufficient to cover Second Holding's investment and that an impairment reserve is not required. Both Second Holding and the Company will continue to evaluate the ultimate collectibility of the principal and interest.

Liberty Hampshire

In July and August 1998, the Company invested a total of approximately $2,100,000 for an approximate 4.20% equity interest in Liberty Hampshire, a venture which structures, establishes and provides management and services for SPFCs formed to invest in financial assets. In December 2000, the Company sold this interest to the majority owner of Liberty Hampshire for $5,160,000 and recorded a gain of approximately $2,500,000. The Company received $1,032,000 of cash and a note for the remaining balance of $4,128,000 which bears interest at 8.25% per annum, is due in December 2005 and has scheduled annual principal and interest payments (the "Guggenheim Loan"). The balance of the Guggenheim Loan was $3,612,000 at December 31, 2001. The Company earned approximately $345,000 of interest income from the Guggenheim Loan during 2001, or 0.8% of its total non-joint venture revenues during the period.

12. SEGMENT INFORMATION *(continued)*

Reis

The Company has direct and indirect investments in a real estate information and database company, Reis, a leading provider of real estate market information to institutional investors. At December 31, 2001 and 2000 the Company's aggregate investment in Reis, which is accounted for under the cost method, was $6,575,000, or 22% of Reis' equity on an as converted basis. A portion of the investment is held directly by the Company and the remainder is held by Reis Capital Holdings, LLC ("Reis Capital"), a company which was organized to hold this investment (the Reis Capital investment was transferred from Second Holding). The Company has an approximate 51.1% non-controlling interest in Reis Capital at December 31, 2001.

A summary of the Company's direct and indirect investments in Reis follows:

		Reis Capital	
	Direct and Indirect Company Ownership	*Amounts Invested by Other Partners*	*Total Investment*
Notes purchased through Reis Capital during 1999 converted to Series A Preferred shares in April 2000 [(A)]	$2,555,000	$2,445,000	$5,000,000
Notes purchased through Reis Capital during 1999 converted to Series B Preferred shares in April 2000 [(B)]	766,000	734,000	1,500,000
Accrued interest on above notes converted to Series C Preferred shares in April 2000 [(C)]	466,000	447,000	913,000
Series C Preferred shares purchased directly in April 2000 [(D)]	2,022,000		
Series C Preferred shares purchased through Reis Capital in April 2000 [(E)]	766,000	734,000	1,500,000
Total investment	$6,575,000	$4,360,000	$8,913,000

All preferred series have an 8% cumulative dividend; no dividends have been declared or paid since issuance.

(A) Issued 50,000 shares at $100 per share; convertible into common shares at $1.76 per share.

(B) Issued 15,000 shares at $100 per share; convertible into common shares at $3.00 per share.

(C) Issued 9,120 shares at $100 per share; convertible into common shares at $4.00 per share.

(D) Issued 20,220 shares at $100 per share; convertible into common shares at $4.00 per share.

(E) Issued 15,000 shares at $100 per share; convertible into common shares at $4.00 per share.

The Company's Chairman is the brother of the president of Reis. The Company's President was appointed to the board of directors of Reis during the third quarter of 2000. At the time of the April 2000 investments noted above, the management of Reis offered certain persons the opportunity to make an individual investment in Reis, including, but not limited to, certain directors and officers of the Company who purchased an aggregate of $410,000 of Series C Preferred shares. The investments of the Company's officers and directors together with shares of common stock previously held by the Company's Chairman represent approximately 3.5% of Reis' equity, on an as converted basis. Additionally, a company controlled by the Chairman of EQR purchased Series C Preferred shares with a 4.5% converted interest for a cost of $2,000,000. The president of EQR is a director of the Company. The Chairman, President and directors whom have invested directly in Reis have and will continue to recuse themselves from any investment decisions made by the Company pertaining to Reis. All of the above transactions of preferred shares took place on the same date upon the completion of a capital restructuring of Reis.

The following is a summary of investments in Reis made during 1999 and 2000:

Company:	
Direct	$ 2,022,000
Through Reis Capital	4,553,000
Total Company investment	6,575,000
Others:	
Partners in Reis Capital	4,360,000
Officers and directors of the Company	410,000*
Institutional companies	4,500,000*
Individuals	420,000*
Total 1999 and 2000 investments	$16,265,000

**All investments are in Series C Preferred shares.*

The aggregate amounts raised have been utilized by Reis to carry out its business plan to expand the number of real estate markets covered by its services, move to an internet-based delivery system to its customers and to increase marketing of its products to expand its customer base. Since the April 2000 capital raise, it has introduced a new product line, utilizing its database information to meet underwriting and valuation requirements of real estate professionals for multi-asset transactions. Reis is currently in the process of attempting to raise up to an additional $2,000,000 from the same institutional investors holding the Series C Preferred shares including the Company. The purpose is to accelerate the introduction of its new product line, develop a new product related to its existing business and for general corporate purposes.

Second Holding uses the services of Reis in making investment decisions. Second Holding incurred fees of $360,000 in connection with such services for each of the years ended December 31, 2001, 2000 and 1999. The Company pays one-half of such fees. For 2002, the fees will be reduced to $240,000 per year, with the Company continuing to pay one-half.

Creamer Vitale Wellsford/Clairborne Investors
In January 1998, the Company formed CVW in which it had a 49% interest and acquired the same percentage interest in a related real estate advisory and consulting firm. CVW, together with Prudential Real Estate Investors ("PREI"), an affiliate of Prudential Life Insurance Company, established the Clairborne Investors Mortgage Investment Program ("Clairborne") to make opportunistic investments and to provide liquidity to lenders and participants in mortgage loan transactions. The parties agreed to contribute up to $150,000,000 to fund acquisitions approved by the parties, of which PREI would fund 90% and a subsidiary of the Company would fund 10%. CVW was to originate, co-invest and manage the investments of the program.

The Company's original investment in these entities was $1,250,000 of cash and 74,000 five-year warrants to purchase the Company's common shares at $30.35 per share, valued at approximately $750,000 at that time. In September 2000, one of the two principals of CVW left CVW to pursue other employment and the venture was terminated. In July 2001, warrants issued to the CVW partners were repurchased for $80,000 and cancelled. The Company may continue to conduct business through CVW in certain circumstances.

In November 1998, Clairborne acquired an approximate $17,000,000 participation in a $56,000,000 mortgage, which bore interest at LIBOR + 1.75% per annum and due in 3.5 years, at a significant discount to face value. The Company funded approximately $1,400,000 of the cost of this participation, which was prepaid entirely at the face amount during 1999 by the borrower.

Fordham Tower Loan
In October 2000, the Company and PREI organized a new venture which provided an aggregate of $34,000,000 of mezzanine financing for the construction of Fordham Tower, a 50-story, 244 unit, luxury condominium apartment project to be built on Chicago's near northside ("Fordham Tower"). Construction is in process and delivery of initial units is projected for November 2002. As of December 31, 2001, the project was approximately 90% presold. The Company fully funded its share of the loan of $3,400,000. The loan, which matures in October 2003, bears interest at a fixed rate of 10.50% per annum with provisions for additional interest to PREI and the Company and fees to the Company and the two former principals of CVW, based upon certain levels of returns on the project and is secured by a lien on equity interests in the property. Such additional interest has not been earned or accrued by the Company. The Company's investment in the Fordham Tower venture is accounted for on the equity method. The Company's share of income from Fordham Tower was approximately $361,000 and $85,000 for the years ended December 31, 2001 and 2000, respectively.

12. SEGMENT INFORMATION *(continued)*

Other Investments

Value Property Trust

In February 1998, the Company completed the merger with Value Property Trust ("VLP") (the "VLP Merger") for total consideration of approximately $169,000,000, which was accounted for as a purchase. Thirteen of the twenty VLP properties, which were under contract to an affiliate of Whitehall, were subsequently sold for an aggregate of approximately $64,000,000. The Company retained seven of the VLP properties with an allocated value upon purchase of approximately $38,300,000 aggregating approximately 597,000 square feet with one property located in California and the remaining six properties located in the northeastern United States. VLP had cash of $60,800,000 and other net assets of $5,900,000 at the close of the transaction. In October 1998, the Company obtained a $28,000,000 loan, which was cross-collateralized by the seven VLP properties, bore interest at LIBOR + 2.75% per annum and was scheduled to mature in October 2001.

During the fourth quarter of 2000, the Company made the strategic decision to sell the seven VLP properties. One of the properties was sold in December 2000 and four other properties were sold during 2001, leaving two properties unsold at December 31, 2001. The Company recorded a gain of approximately $4,943,000 on the December 2000 transaction which was offset by a provision for impairment of $4,725,000, also recorded in 2000, attributable to expected sales proceeds being less than the respective carrying amounts on four of the remaining six unsold VLP properties at December 31, 2000. The Company repaid in full the $28,000,000 loan in December 2000 and expensed all of the remaining unamortized deferred loan costs associated with the financing. The net book value of the two unsold properties was approximately $5,560,000 at December 31, 2001, net of the remaining impairment reserve of $2,175,000. The Company determined that no additional impairment provision was required at December 31, 2001.

Property Development and Land Operations – Wellsford Development

Palomino Park

At present, the Company's Wellsford Development activities consist solely of an interest in a five phase 1,800 unit class A multifamily development ("Palomino Park") in Highlands Ranch, a south suburb of Denver, Colorado. At December 31, 2001, the Company had an 85.85% interest as the managing owner in this project and an affiliate of EQR had the remaining 14.15% interest. Effective October 1, 2000, EQR elected not to make a capital contribution attributable to the last three phases of Palomino Park and its ownership interest was reduced from 20.00% to 14.15%. In December 1995, the Trust marketed and sold $14,755,000 of tax-exempt bonds to fund construction at Palomino Park (the "Palomino Park Bonds"). In June 2000, the Company obtained a five-year AAA rated letter of credit from Commerzbank AG to provide additional collateral for the Palomino Park Bonds. This letter of credit replaced an expiring letter of credit. An affiliate of EQR has guaranteed Commerzbank AG's letter of credit.

In December 1997, Phase I, the 456 unit phase known as Blue Ridge, was completed at a cost of approximately $41,500,000. At that time, the Company obtained a $34,500,000 permanent loan (the "Blue Ridge Mortgage") secured by a first mortgage on Blue Ridge. The Blue Ridge Mortgage matures in January 2008 and bears interest at a fixed rate of 6.92% per annum. Principal payments are based on a 30-year amortization schedule.

In November 1998, Phase II, the 304 unit phase known as Red Canyon, was completed at a cost of approximately $33,900,000. At that time, the Company acquired the Red Canyon improvements and the related construction loan was repaid with the proceeds of a $27,000,000 permanent loan (the "Red Canyon Mortgage") secured by a first mortgage on Red Canyon. The Red Canyon Mortgage matures in December 2008 and bears interest at a fixed rate of 6.68% per annum. Principal payments are based on a 30-year amortization schedule.

In October 2000, Phase III, the 264 unit phase known as Silver Mesa was completed at a cost of approximately $44,200,000. The Company made the strategic decision to convert Silver Mesa into condominium units and sell them to individual buyers. In conjunction with this decision, the Company has prepared certain units to be sold and will continue to rent certain of the remaining unsold units during the sellout period until the available for sale inventory has been significantly reduced and additional units need to be prepared for sale. In conjunction with this decision, the Company made a payment of $2,075,000 to reduce the outstanding balance on the tax-exempt bonds in order to obtain the release of the Silver Mesa phase from the Palomino Park Bond collateral. The allocable cost associated with the units being rented and the units available for sale was approximately $21,438,000 and $5,401,000 at December 31, 2001 and $22,129,000 and $21,850,000 at December 31, 2000, respectively. In December 2000, the Company obtained a $32,000,000 loan from KeyBank National Association (the "Silver Mesa Conversion Loan") which bears interest at LIBOR + 2.00% per annum (4.14% at December 31, 2001), is collateralized by the unsold units, matures in December 2003 and provides for one six-month extension at the Company's option. Generally 90% of net sales proceeds per unit is applied to principal repayments until the loan is paid in full. The balance of the Silver Mesa Conversion Loan was $13,352,000 and $32,000,000 at December 31, 2001 and 2000, respectively.

In February 2001, the Company commenced sales of units at Silver Mesa. The Company sold 105 units through December 31, 2001 for gross proceeds of approximately $21,932,000, approximately $18,648,000 of which was used to pay down principal on the Silver Mesa Conversion Loan.

At December 31, 2001, there were 23 units in available for sale inventory. The Company anticipates releasing 28 units from the rental pool to increase the available for sale inventory during the first quarter of 2002.

In December 2001, Phase IV, the 424 unit phase known as Green River, was completed at a cost of approximately $56,400,000. Effective December 31, 2001, the Company (i) became obligated for the construction loan, (ii) released the developer of the economic risks it bore during construction and initial lease-up as the developer carried the construction loan and a significant portion of the costs incurred on its balance sheet and (iii) the developer no longer participated in any positive operating income generated during the period. Accordingly, the Company acquired the improvements and assumed the related construction loan, which had a balance of $36,747,000 at December 31, 2001, bears interest at LIBOR + 1.75% per annum (3.76% at December 31, 2001), matures in January 2003 and is extendable for six months for a fee of 0.375%. Additional interest of $861,000 can be accrued into the principal balance of the loan, after which time, payments of interest only are required until maturity (it is anticipated that the Company will commence interest payments during the third quarter of 2002). Green River is in the lease-up phase and was 52% occupied at December 31, 2001.

On December 31, 2001, Phase V, the improved 29.8 acre parcel of land zoned for up to 352 units, known as Gold Peak, had a cost basis of approximately $5,400,000. The Company has not determined if it will construct this phase or sell the improved land.

Sonterra at Williams Centre ("Sonterra")

From the time of the Spin-off, the Company held a $17,800,000 mortgage on, and option to purchase, a 344-unit class A residential apartment complex located in Tucson, Arizona.

In January 1998, the Company exercised its option and acquired Sonterra for approximately $20,500,000, including satisfaction of the mortgage. In February 1998, the Company closed on $16,400,000 of first mortgage financing (the "Sonterra Mortgage") on this property, bearing interest at 6.87% and maturing in March 2008. Principal payments were based on a 30-year amortization schedule.

12. SEGMENT INFORMATION *(continued)*

In November 2000, the Company sold the Sonterra property for $22,550,000 and recorded a pre-income tax gain of approximately $3,500,000. The buyer assumed the Sonterra Mortgage which had an unamortized balance of approximately $15,971,000 and paid the balance of the purchase price in cash.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the historical cost and fair value of the Company's financial instruments at December 31, 2001 and 2000:

	Historical Cost at December 31,		*Fair Value at December 31,*	
(amounts in thousands)	*2001*	*2000*	*2001*	*2000*
Notes Receivable (A)				
Fixed rate:				
277 Park Loan	$ 25,000	$ 25,000	$ 25,900 (C)	$ 25,900 (C)
Guggenheim	3,612	4,128	3,692 (C)	4,128 (D)
Other	1,200	700	1,200 (E)	700 (D)
Total fixed rate notes	29,812	29,828	30,792	30,728
Floating rate:				
Patriot Loan	4,973	5,000	4,973 (F)	5,000 (F)
Safeguard Loan	–	2,900	–	2,900 (F)
Other	–	96	–	96 (F)
Total floating rate notes	4,973	7,996	4,973	7,996
Total notes receivable	$ 34,785	$ 37,824	$ 35,765	$ 38,724
Debt (B)				
Floating rate:				
Wellsford Finance Facility	$ –	$ 12,000	$ –	$ 12,000 (G)
Palomino Park Bonds	12,680	12,680	12,680 (G)	12,680 (G)
Silver Mesa Conversion Loan	13,352	32,000	13,352 (G)	32,000 (G)
Green River Construction Loan	36,748	–	36,748 (G)	–
Total floating rate debt	62,780	56,680	62,780	56,680
Fixed rate:				
Blue Ridge Mortgage	32,916	33,354	33,648 (H)	33,164 (H)
Red Canyon Mortgage	26,035	26,370	26,143 (H)	25,801 (H)
Total fixed rate debt	58,951	59,724	59,791	58,965
Total debt	$121,731	$116,404	$122,571	$115,645

(A) For more information regarding the Company's note receivables, see Footnote 5.
(B) For more information regarding the Company's debt, see Footnote 6.
(C) The fair value of the Company's fixed rate investments was determined by reference to various market data.
(D) The fair value is considered to be its carrying amount as this is a recently executed transaction reflective of current market conditions.
(E) This $1,200 loan was paid in full on January 18, 2002. The Company considers the fair value of this repaid loan at its face value.
(F) The fair value of the Company's floating rate investments is considered to be their carrying amounts.
(G) The fair value of the Company's floating rate debt is considered to be their carrying amounts.
(H) The fair value of the Company's fixed rate debt was determined by reference to various market data.

14. SUMMARIZED CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

Summarized consolidated quarterly financial information for the years ended December 31, 2001 and 2000 is as follows:

2001	For the Three Months Ended March 31	June 30	September 30	December 31
Revenues	$11,900,234	$13,131,882	$ 8,606,792	$ 7,854,091
Costs and expenses*	11,276,217	13,468,374	9,057,870	12,618,219
Income (loss) from joint ventures	1,946,058	758,816	(763,377)	2,622,909
Minority interest	(91,639)	(93,662)	(44,570)	(52,655)
Income (loss) before taxes and accrued distributions and amortization of costs on Convertible Trust Preferred Securities	2,478,436	328,662	(1,259,025)	(2,193,874)
Income tax expense (benefit)	465,000	(193,000)	122,000	305,000
Accrued distributions and amortization of costs on Convertible Trust Preferred Securities, net of income tax benefit	349,954	342,953	346,954	339,954
Net income (loss)	$ 1,663,482	$ 178,709	$(1,727,979)	$(2,838,828)
Net income (loss) per common share, basic**	$ 0.20	$ 0.02	$ (0.27)	$ (0.45)
Net income (loss) per common share, diluted**	$ 0.20	$ 0.02	$ (0.27)	$ (0.45)
Weighted average number of common shares outstanding, basic	8,351,623	7,864,302	6,333,094	6,334,927
Weighted average number of common shares outstanding, diluted	8,356,001	7,873,327	6,333,094	6,334,927

2000	For the Three Months Ended March 31	June 30	September 30	December 31
Revenues	$6,092,239	$6,103,532	$6,534,460	$6,893,558
Expenses	6,346,998	5,838,444	6,746,142	7,249,087
Income (loss) from joint ventures	1,260,909	804,764	1,551,955	(370,870)
Gain on sale of assets, net of impairment provision	–	–	–	6,134,851
Minority interest	(9,668)	571	(8,338)	(48,786)
Income before taxes and accrued distributions and amortization of costs on Convertible Trust Preferred Securities	996,482	1,070,423	1,331,935	5,359,666
Income tax expense	18,000	372,000	283,000	757,000
Accrued distributions and amortization of costs on Convertible Trust Preferred Securities, net of income tax benefit	–	211,000	352,507	296,954
Net income	$ 978,482	$ 487,423	$ 696,428	$4,305,712
Net income per common share, basic**	$ 0.11	$ 0.06	$ 0.08	$ 0.52
Net income per common share, diluted**	$ 0.11	$ 0.06	$ 0.08	$ 0.52
Weighted average number of common shares outstanding, basic	9,101,393	8,321,888	8,296,507	8,315,172
Weighted average number of common shares outstanding, diluted	9,107,082	8,326,980	8,313,555	8,325,747

* *Costs and expenses for the three months ended December 31, 2001 includes a restructuring charge of $3,527,000 in connection with arrangements with the Company's President for his early retirement.*

** *Aggregate quarterly earnings per share amounts may not equal annual amounts presented elsewhere in these consolidated financial statements due to rounding differences.*

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF WELLSFORD REAL PROPERTIES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Wellsford Real Properties, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statement of Second Holding Company, LLC, a 51% owned joint venture of the Company, for which the Company's net investment is $27,862,508 and $27,867,597 as of December 31, 2001 and 2000, respectively, and equity in (loss) earnings of $(162,933) and $1,431,835, respectively, for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for Second Holding Company, LLC, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wellsford Real Properties, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
March 8, 2002

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET INFORMATION

The Company's common shares are traded on the American Stock Exchange under the symbol "WRP". The high and low closing sales prices for the common shares on the American Stock Exchange and the dividends declared for the years ended December 31, 2001 and 2000 are as follows:

	Common Shares		
	High	*Low*	*Dividends*
2001			
1st Quarter	$17.50	$15.50	None
2nd Quarter	$19.35	$15.80	None
3rd Quarter	$20.00	$17.90	None
4th Quarter	$19.60	$18.05	None

	Common Shares		
	High	*Low*	*Dividends*
2000			
1st Quarter	$18.13	$15.00	None
2nd Quarter	$18.13	$15.13	None
3rd Quarter	$19.75	$15.75	None
4th Quarter	$19.63	$15.31	None

HOLDERS

The approximate number of holders of record of the common shares and class A-1 common shares (collectively, "Common Shares" or "Common Stock") were 4,200 and 1, respectively, as of December 31, 2001.

DIVIDENDS

The Company did not declare or distribute any dividends during 2001 or 2000. The Company does not plan to distribute dividends for the foreseeable future, which will permit it to accumulate, for reinvestment, cash flow from investments, disposition of investments and other business activities.

The following table sets forth selected consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements included elsewhere in this annual report.

Prior to the Company's May 1997 investments, the Company's operations consisted of earning interest income on a mortgage and the initial phase of construction development activity with respect to Palomino Park.

Summary Consolidated Statement of Operations Data [A]

	For the Years Ended December 31,				
(amounts in thousands, except per share data)	*2001*	*2000*	*1999*	*1998*	*1997*
Revenues	$ 41,493	$ 25,624	$ 30,770	$ 26,316	$ 9,170
Costs and expenses [B]	(46,420)	(26,181)	(29,526)	(17,606)	(3,919)
Income from joint ventures	4,564	3,247	9,622	3,523	15
Gain on sale of assets, net of impairment provision of $4,725 in 2000	–	6,135	–	139	–
Minority interest	(283)	(66)	(55)	(78)	–
(Loss) income before taxes and Convertible Trust Preferred Securities	(646)	8,759	10,811	12,294	5,266
Income tax expense	(699)	(1,430)	(1,950)	(2,850)	(2,213)
Convertible Trust Preferred Securities distributions, net of tax benefit of $720 and $510	(1,380)	(861)	–	–	–
Net (loss) income	$ (2,725)	$ 6,468	$ 8,861	$ 9,444	$ 3,053
Net (loss) income per common share, basic	$ (0.38)	$ 0.76	$ 0.86	$ 0.95	$ 0.36
Net (loss) income per common share, diluted	$ (0.38)	$ 0.76	$ 0.86	$ 0.93	$ 0.35
Cash dividends declared per common share	$ –	$ –	$ –	$ –	$ –
Weighted average number of common shares outstanding, basic	7,213	8,508	10,321	9,943	8,461
Weighted average number of common shares outstanding, diluted	7,213	8,516	10,329	10,190	8,674

Summary Consolidated Balance Sheet Data

	December 31,				
(amounts in thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Real estate, at cost	$170,963	$167,279	$166,166	$153,030	$ 58,741
Accumulated depreciation	(9,873)	(8,248)	(6,584)	(2,707)	–
Notes receivable	34,785	37,824	37,260	124,706	105,632
Cash and cash equivalents	36,149	36,369	34,740	10,122	29,895
Investment in joint ventures	95,807	120,969	114,390	80,776	44,780
Total assets	345,838	375,770	366,331	384,971	249,974
Mortgage notes payable	121,731	104,404	119,315	120,177	49,255
Credit facility	–	12,000	–	17,000	7,500
Convertible Trust Preferred Securities	25,000	25,000	–	–	–
Shareholders' equity	178,079	215,982	229,691	231,625	181,158

(A) See Management's Discussion and Analysis of Financial Condition and Results of Operations for significant changes in revenues and expenses of the Company.

(B) Includes a restructuring charge of $3,527 during the year ended December 31, 2001, with no similar charges in other periods presented.

The earnings per share amounts conform with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.

WELLSFORD REAL PROPERTIES, INC.

535 Madison Avenue, 26th Floor

New York, New York 10022

212.838.3400

www.wellsford.com

wrpny@wellsford.com